

P.E. 2/11/02

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**


RECD S.E.C.
FEB 2 0 2002
080

# FORM 6-K

## REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934



For the month of February, 2002.

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

FOR IMMEDIATE RELEASE



FOR FURTHER INFORMATION:

Juan Fonseca / (52) 81 83 62 45 / jffonser@femsa.com.mx
Alan Alanis / (52) 81 83 62 11 / aalapen@femsa.com.mx
Arturo Ballester / (52) 81 83 61 89 / abalala@femsa.com.mx

**FEMSA REPORTS RESULTS FOR FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2001**

OPERATING INCOME FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2001 INCREASED BY 14.3% AND 11.3% RESPECTIVELY

Monterrey, Mexico (February 19, 2002) — Fomento Económico Mexicano, S.A. de C.V. ("FEMSA" or the "Company") (NYSE: FMX; BMV: FEMSA UBD), Mexico's largest and one of Latin America's leading beverage companies, today reported annual consolidated net sales of Ps. 49.681 billion for the full year 2001, an increase of 6.0%, and operating income of Ps. 8.205 billion, an increase of 11.3%, both with respect to the full year 2000. As a result, the Company's operating margin for 2001 increased by 0.8 percentage points to 16.5% of total revenues compared to the 15.7% achieved in 2000. The Company's operating income performance during 2001 primarily reflects a better than expected operating performance achieved by FEMSA Cerveza and an outstanding performance recorded by Coca-Cola FEMSA despite the recent deterioration of the Argentine political and economic crisis.

For the fourth quarter of 2001, the Company recorded consolidated net sales of Ps. 12.674 billion, an increase of 2.4% and consolidated operating income of Ps. 2.138 billion, an increase of 14.3% both relative to the fourth quarter of 2000. Lackluster consolidated revenue growth in the fourth quarter of 2001 reflects the decline in Coca-Cola FEMSA's and FEMSA Empaques' revenues, despite healthy growth rates recorded by FEMSA Cerveza and FEMSA Comercio. Coca-Cola FEMSA's revenues declined slightly in the fourth quarter primarily reflecting a reduction in the average revenue per case of the Mexican operations, plus the decline in revenues recorded by the Buenos Aires operations. Despite the decline in revenues recorded by Coca-Cola FEMSA in the fourth quarter of 2001, operating income for Coca-Cola FEMSA increased by 12.2% reflecting the successful containment of operating expenses both in Mexico and in Argentina. FEMSA Cerveza also recorded a strong operating performance in the fourth quarter of 2001 mostly reflecting the improvement in real domestic revenue per hectoliter of 4.4% and the successful program to contain operating expenses, both leveraged on a favorable cost environment. FEMSA Comercio also contributed to the Company's top line growth by opening 103 net new Oxxo stores during the fourth quarter, which returned an operating income growth of 0.5% relative to the same period in 2000.

José Antonio Fernández, FEMSA's Chairman and Chief Executive Officer stated, "2001 was a challenging year for most Mexican companies and particularly for FEMSA. The project to restructure our beer operations faced a sharp deceleration of the Mexican economy. Notwithstanding this unexpected adverse environment, we proceeded with the original implementation plan of our new business model, making the necessary adjustment to our day-to-day operations to continue improving profitability while competing effectively. Despite the adverse macroeconomic environment, we achieved strong top-line growth and improved the operating margins of our main businesses, generated US$ 1.3 billion in gross cash flow, achieved record-low net-debt levels, and advanced significantly in the steadfast implementation of important projects and investments that are the foundation of our competitive advantage for the years to come. We welcome 2002 as the year in which these initiatives begin to bear fruit under a scenario of expected economic recovery."

## AUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS OF 2001 COMPARED TO THE FOURTH QUARTER AND TWELVE MONTHS OF 2000

## OPERATING HIGHLIGHTS AND EXPECTATIONS FOR 2002

### FEMSA Cerveza

*Operating Performance*

For the twelve months of 2001, FEMSA Cerveza recorded domestic sales volume growth of 0.7%, reflecting the combination of 12.7% volume growth in the first quarter, a decline of 4.3% and 3.1% in the second and third quarters respectively, and an increase of 0.5% in the fourth quarter of 2001, all relative to the comparable quarters of 2000. The level of economic activity in the north of Mexico continued to decline as the fourth quarter progressed, and it became evident that the level of economic activity sustained in Mexico City for the first nine months began to slow down. Furthermore, the sharp decline in traffic in Mexico's principal tourist destinations after the September 11 terrorist attacks in the United States negatively impacted on-premise beer sales, dampening industry growth in those markets.

It is important to highlight that the decline in aggregate purchasing power experienced in Mexico in 2001 resulted primarily from the increase in unemployment as opposed to the deterioration in real wages. Management expects employment growth in the northern markets to follow the recovery of the U.S. economy and reactivate beer demand in FEMSA Cerveza's stronghold regions.

Net sales for 2001 increased by 5.2% despite growth of only 0.7% in domestic sales volume, reflecting an increase of 4.9% in the real average domestic revenue per hectoliter. Pricing for FEMSA Cerveza's products in 2001 increased by 4.4% in real terms and remained strong throughout the country all year long. Operating income before management fees increased by 5.9% in 2001. This reflects the prevalence of a favorable raw material cost environment, an effort to contain operating expenses and most importantly, a favorable base comparison in the fourth quarter relative to the same period of the prior year. We note that the operating results of the fourth quarter of 2000 were burdened by an extraordinary charge of Ps. 163 million taken in connection with (i) the streamlining of some commercial practices with retailers and third party distributors, (ii) the recognition of insufficient reserves to cover losses from under-performing tied, uncollectable accounts (in part a result of the recent decline in demand) and irrecoverable channel expenses and (iii) write-offs of obsolete inventories of promotional materials and other investments.

Export sales volume grew by 6.6% to 1.84 million hectoliters for the twelve months of 2001. Sales volume to North America increased by 6.5% and accounted for 90.3% of FEMSA Cerveza's export sales volume. Sales volume to China represented 3.7% of export sales volume in 2001. Export revenues decreased by 1.1% to Ps. 1.164 billion, and in U.S. dollar terms, export revenues increased by 7.3% to US$123 million.

*Advances on the roll-out of FEMSA Cerveza's Strategy*

The year 2001 marked the start of the implementation process of FEMSA Cerveza's new strategy and business system. Among the most significant accomplishments stand out (i) the launch of the first phase of the presale system in more than half of FEMSA Cerveza's domestic volume; (ii) the roll-out of the first two modules of the Enterprise Resource Planning (ERP) system; (iii) the placement of 40,000 "Cerveceros™", FEMSA Cerveza's subzero coolers, covering approximately 35% of domestic volume; (iv) the reorganization of the marketing division and upgrade of the market research function; (v) and the successful execution of the activation programs planned for 2001.

The basic presale system consists in the implementation of a preordering system to improve efficiency in the secondary distribution network by optimizing the utilization of the delivery trucks. This allows the consolidation of routes, increasing the "hit rate" (visiting customers at the right time for re-stocking and avoiding product returns to the warehouse) and improving the customer relationships with a better-trained sales force. As of December 2001, approximately 55% of FEMSA Cerveza's domestic volumes was operating under the presale system, surpassing the original objective of 45%. The effects from the rollout of presale ranged from a significant reduction in wage rolls, a decrease in the number of trucks and routes in fragmented markets, to a slight increase in distribution expense in concentrated markets, where FEMSA Cerveza already executed with relative efficiency.

Overall, in the markets where presale has been implemented, FEMSA Cerveza has experienced an 80% reduction in unsold product and a net reduction in distribution personnel and in number of routes. Moreover, FEMSA Cerveza expects to invest 40% less distribution equipment in 2002. Management expects to have at least 80% of the domestic volume under presale by year-end 2002. Once fully implemented and supported by an ERP platform, the presale system will result in a more efficient and effective management of our brand portfolio, including the implementation of revenue management by channel, retailer and refrigerator.

FEMSA Cerveza has the objective of becoming a consumer-focused, integrated business system based on processes, supported by information technology and highly trained human resources. In this framework, FEMSA Cerveza initiated in 2001 the implementation of the ERP program, designed to standardize operational procedures for an effective management of dissimilar markets. Currently, FEMSA Cerveza has installed modules that regulate the Finance and Administration (accounting, treasury and controlling) and the Purchases and Supply (purchases, maintenance, receivables and payables) functions. In 2002, management plans to apply a custom-made software platform that integrates the processes of the secondary distribution system, and expects to have a fully functional pilot of an integrated commercial system by year-end. Management expects to complete the modular implementation of ERP in all its directly distributed volume (approximately 70%) by the end of 2004.

In 2001 FEMSA Cerveza advanced with the Cervecero™ subzero cooler program with the placement of approximately 40,000 units at points of sale across Mexico, enjoying a very favorable reception from consumers. This is equivalent to nearly 35% of FEMSA Cerveza's domestic sales volume. The points of sale have been strategically selected on the basis of productivity, location, potential growth and competitive advantage, in the framework of a carefully designed channel marketing strategy. In addition, communication campaigns leveraging on each region's flagship brand were deployed to promote the advantages of ice-cold beer to consumers. FEMSA Cerveza intends to place approximately 30,000 more Cerveceros™ in 2002.

Another significant initiative in 2001 was the reorganization of the marketing function and the reconfiguration of its budget with the objective of maximizing the impact of investment. For example, the proportion of local/regional television advertising, increased significantly. This has mitigated the increase in national television advertising rates over the last two years. FEMSA Cerveza's upgraded market research department provides continuous and actionable information on basic consumer preference indicators such as attitude toward the brands, brand preferences, purchase intent, and many other behavioral variables that help determine FEMSA Cerveza's marketing mix decisions in its 56 most important cities.

A series of marketing campaigns and activation programs ran throughout 2001. Post-campaign market research indicated quantifiable success for each one of the supported brands. The integrated marketing programs deployed in 2001 consisted of intense promotional and activation campaigns centered on a particular event or sponsorship, bringing the marketing effort closer to the consumption occasion. Highlights include: the Tecate Grand Prix 2001 in Monterrey; the "*Carnaval Superior*" in the southeast; integrated campaigns for "*El Sabor del Norte* (Carta Blanca)", "*Sociedad XX*", and "*Vivir es un Placer Superior*"; "*Va por México*" during the Mexican Independence festivities; and *Sol's* sponsorship of the National Soccer Team. The integrated marketing programs increased the trial and repeat consumption rates during the promotional periods.

*Outlook*

FEMSA Cerveza's domestic beer sales volume is expected to increase in the range of 1% to 2% and export sales volume to grow by 5%-7% in 2002. These sales volume expectations are based on the macroeconomic outlook set forth below and assuming that the real price of beer increases slightly in real terms relative to 2001. Operating income is expected to improve 4%to 6% in 2002, in line with revenue growth reflecting gross profit improvement and relatively stable operating expenses as a percentage of sales.

FEMSA Cerveza's capital expenditure budget of approximately US$380 includes investments in capacity expansion and modernization programs, distribution equipment, market investments and the implementation of FEMSA Cerveza's new business system. Management expects that this budget will be mostly funded with FEMSA Cerveza's resources from operations.

**Coca-Cola FEMSA**

*México*

For the twelve months of 2001, volume in Coca-Cola FEMSA's Mexican operations increased by 3.6%. Operating income improved by 25.4% to reach 25.2% of total revenues. Coca-Cola FEMSA's average real revenue per unit case sold continues to improve as the company continues to excel in the practice of revenue management. Average revenue per unit case increased by 1.1% as compared to the twelve months of 2000, reaching Ps. 29.9 per unit case.

The increase in average price per unit case was mainly attributable to the increase in non-returnable presentations (including cans), which accounted for 59.4% of the total packaging mix during the twelve months of 2001 versus55.7% during the same period of 2000.

The increase in sales volume in the Mexican territories is attributable to (i) the volume growth of the *Coca-Cola* and *Coca-Cola Light* brands, the latter displaying a strong growth of 12.3% in the twelve months of 2001, (ii) the robust growth of the recently introduced *Senzao*, a new carbonated guarana flavored brand, which represented 1.8% of the total product mix during the twelve months of 2001, (iii) the strong performance of the new 250 ml. one-way PET *Delaware Punch, Lift and Fanta* presentations, and (iv) the volume growth of *Ciel*, the Coca-Cola trademark still water brand, growing 31.0% during the twelve months of 2001 versus the same period of 2000.

Coca-Cola FEMSA has responded to competitive pressures in the Valley of Mexico by strategically positioning new presentations, such as the 250 ml. presentations for *Fanta* and *Lift*, the orange and apple carbonated-flavored Coca-Cola trademark brands, and the 8 oz. non-returnable glass presentation for the *Coca-Cola* brand. These presentations are intended to capture a new consumption occasion and provide a new pricing alternative at the point of sale. Coca-Cola FEMSA recently introduced POWERADE in the Valley of Mexico, the Coca-Cola trademark sport drink.

A healthy top line growth along with a favorable cost environment and further production and distribution expense reduction initiatives such as the rationalization of the bottling capacity (closure of Tlalpan II Plant in May of 2001), the consolidation of two distribution centers (closure of Atizapan, D.C. in July of 2001 and of Los Angeles distribution center in Mexico City in November 2001) and headcount reductions, have resulted in outstanding profitability growth. Coca-Cola FEMSA officially inaugurated the Second Phase of its Toluca mega-plant in November 5, 2001. Toluca's Second Phase incorporates two bottling lines transferred from the Tlalpan II facility representing 68 million unit cases for a total installed plant capacity of 208 million unit cases.

In November 2001 Coca-Cola FEMSA signed a franchise bottling agreement with FEMSA to become the sole franchisee for bottling, distribution and sale of Mundet brands in the Valley of Mexico and parts of the Southeast of the country. Coca-Cola FEMSA expects the sales of Mundet to be an important driver of volume growth in 2002.

*Argentina*

Coca-Cola FEMSA Buenos Aires's operation has delivered revenue growth and margin expansion in the twelve months of 2001. This has been achieved amidst an unfavorable economic and consumer environment as the company starts to capitalize on cost cutting measures and capacity rationalization projects implemented during the last two years. Management believes Coca-Cola FEMSA's abilities to conduct target market segmentation, revenue management, and profitable exploitation of an enhanced product portfolio have been successfully implemented as a result of the superior technology, market information and pre-ordering systems they rely on.

During the second half of 2001 and into 2002, Coca-Cola FEMSA Buenos Aires will continue its initiatives to develop new products, focusing on reinforcing the core popular presentations and value protection brands and strengthening its presence in the juice segment. Cost reduction initiatives continue to be a priority in the organization. Coca-Cola FEMSA implemented the "Save-o-Meter" project, which is aimed at reducing expenses and improving asset utilization, in addition to downsizing the organization, continuing consolidation in the primary distribution network and implementing personnel seasonalization.

In light of the recent deterioration of the Argentine economy, Coca-Cola FEMSA is placing special emphasis on cash management, the development of local suppliers, the optimization of its distribution networks and the adjusting of its systems in order to handle different exchange rates and inflationary conditions.

*Outlook*

Coca-Cola FEMSA expects volumes for its Mexican territories to increase in the range of 3%-5% in 2002. Operating income is expected to grow by 12%-14% for the same period reflecting volume growth, cost and expense reductions and price improvement. In light of the current developments in Argentina, the Company is unable to predict the short-term performance of Coca-Cola FEMSA's Buenos Aires operations. Therefore the Company will abstain from providing specific guidance at this time, and will make it available as soon as practicable. Coca-Cola FEMSA's capital expenditure budget for 2002 ranges from US$80 to US$90 million.

With respect to the recent excise tax approved by the Mexican Congress, management anticipates that the new excise taxes on soft-drinks will not have a material effect on the results of Coca-Cola FEMSA's Mexican operations.

**FEMSA Comercio**

FEMSA Comercio marked another year of record-breaking expansion of selling space and surpassed the one-billion-dollar annual sales milestone. This was achieved by overcoming the challenges encountered in the northern markets and in a weak economy in general. These accomplishments stem from Oxxo's strategy to systematically expand across markets and quickly saturate each city with stores, executing carefully tailored promotions that enhance the value offering to its shoppers, and negotiating more favorable agreements with suppliers to improve the chain's cost structure.

The Oxxo Convenience Store Chain ("Oxxo") opened 311 net new stores in 2001 to reach a total of 1,762 stores, an accomplishment that underlines its methodical approach to site selection and store setup, as the timing of new openings was more evenly spread throughout the year than in previous periods. The expansion process was marked by further penetration into border cities in the north and large cities in the southeast, and by accelerated saturation in the hub cities of Monterrey, Mexico City and Guadalajara.

Traffic-generating promotions and the development of high-margin categories have been the primary drivers of revenue growth in 2001. Oxxo has developed a program to continuously roll-out high impact cross promotions both on national and local scales, many of which feature FEMSA Cerveza's products or support their marketing campaigns. Examples of these include the launch of the Tecate 16-ounce can presentation and special contests related to the Tecate Grand Prix in 2001.

In 2001 FEMSA Comercio set the groundwork for an integrated ERP systems platform that reengineers the logistics of merchandise supply across the whole store chain. This project highlights optimal inventory management at the store by means of improved and more extended utilization of the distribution centers. In addition, FEMSA Comercio invested in more flexible in-store management software, which features improved connectivity with central headquarters.

FEMSA Comercio net sales increased by 19.8% in 2001 primarily as a result of the opening of 311 net new Oxxo stores. While the average ticket per customer increased by approximately 6.4%, average same store sales increased by 0.2% reflecting the decline in traffic experienced by mature stores located in northern cities caused by adverse economic conditions. FEMSA Comercio's operating income growth of 8.9% lagged the operating income growth of 33.9% recorded by the Oxxo Convenience Store Chain reflecting the operating loss recorded by the Bara Chain and the expenses in connection with e-commerce projects in 2001.

*Outlook*

Management expects to open approximately 280 net new stores in 2002. Same-store-sales growth for the Oxxo chain is expected to be approximately 1.2%, but operating income growth is expected to exceed 15%. Operating income growth for FEMSA Comercio in 2002 is expected to grow in excess of 20% relative to 2001, with the completion of the e-commerce related initiatives. FEMSA Comercio's capital expenditure budget for 2002 is US$ 73 million earmarked for the expansion of the Oxxo chain.

**FEMSA Empaques**

The persistent strength of the Peso against the Dollar, along with a more competitive environment resulting in lower domestic prices, significantly affected the profitability of the beverage can business in 2001. Furthermore, the beverage industry experienced reduced domestic demand for canned beverages reflecting the difficult economic environment in 2001 as well as the surge of competing packaging presentations. In 2001, FEMSA Empaques partially offset the decline in profitability of the beverage can business through efficiency improvements and cost reductions of the glass bottle and other smaller business units resulting primarily from increased demand from FEMSA Cerveza. FEMSA Empaques net sales and operating income declined by 5.1% and 14.0%, respectively in 2001.

*Outlook*

Assuming the beverage can business in 2002 will continue to be affected by the adverse competitive and exchange rate scenario as in 2001, FEMSA Empaques management expects revenues for the full year 2002 to decline between 4% to 8% and operating income to decline between 7% to 12%. Sales volume for beverage cans is expected to decline between 4% to 6% while glass bottles sales volume is expected to remain relatively stable with respect to full year 2001. FEMSA Empaques capital expenditure budget contemplates the replacement of a glass furnace and investments related to the manufacturing of the 16-ounce aluminum beverage can for FEMSA Cerveza. FEMSA Empaques is expected to invest at most US$30 million in 2002, although actual expenditure is always below the budgeted amount. It is important to highlight that all of FEMSA Empaques' capital expenditures are earmarked for projects related to fulfilling the packaging requirements of FEMSA's beverage operations more efficiently.

**Outlook for 2002**

Expectations on macroeconomic and financial variables expressed below are provided as underlying guidance for the business outlook for 2002.

FEMSA expects the Mexican economy to experience GDP growth of approximately 1.5% in 2002. This estimate is based on a gradual expected recovery of the US economy in 2002, which is supported by recent evidence on leading industrial indicators and in consumer confidence. This in turn should favorably impact the Mexican exporting industries, which have recently exhibited a slower rate of contraction, in particular the manufacturing sector, which in fact has been expanding since November. Management believes that the upgrade of Mexico's sovereign credit rating to investment grade by all three major U.S. rating agencies, together with other structural factors, should extend the strength of the Peso throughout the year, with an expected year-end exchange rate of Ps. 9.25. This contributes to a low expected inflation of approximately 5.0% (closely in line with Banco de México's expectation) and low interest rates (expected average nominal rate for the benchmark 28-day Cetes for 2002 is 8.2%. Extended availability of cheaper consumer credit is expected to be a driver for increased retail sales, which have started to grow again since the fourth quarter of 2001. Employment is expected to increase approximately 2.0% and average real wages approximately 2.4%.

**Recent Developments**

*Corporate Restructuring*

FEMSA announces that the evaluation of various restructuring alternatives undertaken last year has been completed. FEMSA's Board of Directors recommended that the Company should abstain from any significant corporate restructuring at this time. The Board believes that it is in the best interest of the Company and its shareholders for FEMSA to continue as a beverage company. FEMSA's Board of Directors believes that the Company's existing investments in retail, certain packaging and logistic operations provide strategic benefits to FEMSA's beverage operations.

FEMSA will continue to evaluate opportunities in other beverage categories to complement its existing beer and soft-drink businesses. Furthermore, FEMSA will continue to evaluate potential synergies among its beverage operations although the Company has no plans to increase integration of its beverage operations in the near future.

FEMSA expects to divest the non-strategic packaging operations such as labels and flexible packaging, plastics, commercial refrigerators and chemical products, as the opportunities arise. However, given the strategic nature of the glass and beverage can operations, FEMSA intends to retain these businesses. The strategic direction of these operations, and the related investment decisions, will be determined solely by the packaging requirements of FEMSA's beverage businesses.

*Argentine Crisis and Its Effects On The Company*

As a result of the Argentine Peso crisis of December of 2001, the Company recognized the devaluation of the Argentine Peso and its negative impact on its investment in Coca-Cola FEMSA Buenos Aires. The impact of the devaluation of the Argentine Peso on the Company was Ps. 843 million, of which Ps. 430 million reduced majority shareholders' equity and Ps. 413 million reduced minority shareholders' equity.

Coca-Cola FEMSA Buenos Aires' operating income represented 3% of FEMSA's consolidated operating income for 2001. Coca-Cola FEMSA Buenos Aires' income statement was converted at AP 1.033 per US Dollar, equivalent to Ps. 8.890 per Argentine Peso. The liabilities denominated in foreign currency were adjusted applying an exchange rate of AP 1.70 per US Dollar. Following a conservative approach however, the company restated the fixed assets of foreign origin owned by Coca-Cola FEMSA Buenos Aires at AP 1.40 per US Dollar. See notes 3 and 4a of FEMSA's Financial Statements.

*FEMSA Appoints New Investor Relations Officers*

FEMSA announces the appointment of Mr. Juan Fonseca as Investor Relations Director and Mr. Alan Alanís as Investor Relations Manager.

The Investor Relations function is a key component of a public company's communication strategy, in particular as it relates to the investment community. FEMSA is committed to providing its current and potential investors with a clear understanding of the Company on an ongoing basis. With this in mind, two new executives have joined the FEMSA Investor Relations team effective January 16, 2002.

Juan Fonseca spent several years at J.P. Morgan in New York, working on Mergers and Acquisitions as well as on the origination of structured financing alternatives for Latin American clients. He holds an MBA from Northwestern University's Kellogg School.

Alan Alanís has over five years of consulting experience working in partnership with the Irish consulting firm VISION. As finance specialist and project manager, he participated in engagements with several North American and European corporations. Prior to consulting, Alan was a Senior Corporate Loan Officer at Banamex. He holds an MBA from the University of Chicago.

**Audited Financial Results for the fourth quarter ended December 31, 2001 compared to the fourth quarter ended December 31, 2000**

**FEMSA Consolidated**

***Total Revenues/Net Sales***

FEMSA's consolidated total revenues increased by 2.6% to Ps. 12.725 billion and consolidated net sales increased by 2.4% to Ps. 12.674 billion. Consolidated net sales growth in the fourth quarter was driven by sales growth recorded by FEMSA Cerveza and FEMSA Comercio of 4.8% and 16.6%, respectively, despite the decline in sales recorded by Coca-Cola FEMSA and FEMSA Empaques. Coca-Cola FEMSA's net sales declined by 2.0% reflecting a decline in the average revenue per case in Mexico and a decline in average revenue per case and in sales volume in Buenos Aires. FEMSA Empaques net sales mostly reflect the difficult circumstances experienced by the beverage can business in the fourth quarter of 2001.

| NET SALES GROWTH | 4 Qtr 01 vs 4 Qtr 00 |
|---|---|
| FEMSA Consolidated | 2.4% |
| FEMSA Cerveza | 4.8% |
| Coca-Cola FEMSA | (2.0)% |
| FEMSA Empaques | (16.4)% |
| FEMSA Comercio | 16.6% |

***Gross Profit***

FEMSA's consolidated gross profit increased by 3.0% to Ps. 6.498 billion, representing a consolidated gross profit margin of 51.3%, 0.3 percentage points above that of last year. FEMSA Cerveza and Coca-Cola FEMSA experienced gross margin expansion during the fourth quarter of 2001, reflecting healthy revenue growth in the case of FEMSA Cerveza and the prevalence of a very favorable raw material environment for FEMSA's beverage operations in part reflecting the real appreciation of the Peso against the Dollar during the fourth quarter of 2001 and the decline in international prices of key raw materials.

***Income from Operations***

FEMSA's consolidated operating expenses (including goodwill amortization and management fees paid to Labatt Brewing Company Limited ("Labatt") decreased by 1.3% to Ps. 4.393 billion. This decrease is attributable to significant reductions in the administrative expenses of the beverage subsidiaries and the successful containment of selling expenses. FEMSA's consolidated income from operations (after participation in the results of affiliated companies) increased by 14.3% to Ps. 2.138 billion. FEMSA's consolidated operating margin increased by 1.7 percentage points to 16.8% of consolidated total revenues.

| CHANGE IN INCOME FROM OPERATIONS<br>Before management fees | 4 Qtr 01 vs. 4 Qtr 00 |
|---|---|
| FEMSA Consolidated | 14.3% |
| FEMSA Cerveza | 36.8% |
| Coca-Cola FEMSA | 12.2% |
| FEMSA Empaques | (36.6)% |
| FEMSA Comercio | 0.5% |

***Net Income***

FEMSA's consolidated net income increased by 35.1% from Ps. 1.265 billion recorded in the fourth quarter of 2000 to Ps. 1.709 billion in the fourth quarter of 2001. The increase in net income recorded in the fourth quarter of 2001 primarily reflects the improvement from consolidated income from operations and the decline in the integral cost of finance, despite an increase in consolidated other expenses.

During the fourth quarter of 2001, consolidated net financial expense decreased by 27.8% to Ps. 109 million relative to the fourth quarter of last year reflecting (i) a reduction in the Company's weighted average cost of debt as a result of the decline in base interest rates resulted in lower debt service payments in real Peso terms,

All comparisons for the three months ended December 31. 2001 in this report are made against the figures for the three months ended December 31. 2000.

(ii) a slight decline in the Company's average indebtedness and (iii) the effect of the appreciation of the Peso against the Dollar on Dollar denominated interest payments. Despite the increase in consolidated average cash balances, interest income declined relative to the fourth quarter of last year as the interest rate earned on Peso fixed income instruments decreased significantly over the past twelve months.

FEMSA recorded a consolidated foreign exchange gain of Ps. 282 million primarily reflecting the appreciation of the Peso against the Dollar of 3.5% experienced in the fourth quarter of 2001 and the foreign exchange gain recorded by Coca-Cola FEMSA Buenos Aires from holding Dollar-denominated assets. This compares with a foreign exchange loss of Ps. 383 million recorded for the fourth quarter of 2000, where the Peso experienced a nominal depreciation against the Dollar of 1.8% and FEMSA recorded losses from its foreign exchange hedge program.

Consolidated monetary position resulted in a loss of Ps. 43 million compared to a gain of Ps. 86 million for the same period last year. A positive consolidated net monetary position recorded for the fourth quarter mainly reflects the increase in FEMSA's Mexican operations net monetary asset position as well as declining Mexican inflation.

FEMSA's consolidated other expense for the fourth quarter of 2001 amounted to Ps. 146 million in connection with asset impairments and severance payments. This compares to consolidated other income of Ps. 253 million recorded in the same period of 2000 resulting from a favorable tax ruling.

FEMSA and its subsidiaries recognized consolidated income tax, tax on assets and employee profit sharing ("taxes") of Ps. 413 million, an increase of 0.7% relative to the same period last year. The Company reduced its deferred tax liability by Ps. 238 million in connection with the gradual reduction in the corporate tax rate recently approved Mexican corporate tax reform law. The net effect was a decline in the Company's average tax rate for the fourth quarter of 2001 to 19.5%.

Consolidated net majority income amounted to Ps. 1.171 billion for the fourth quarter of 2001, compared with Ps. 977 million recorded in the fourth quarter of 2000. Net majority income per FEMSA UBD unit[1] amounted to Ps. 1.105, an increase of 20.9%, compared with Ps. 0.915 for the same period last year.

| **4 QTR** | **Per FEMSA Unit[1]** | |
|---|---|---|
| Pesos | **2001** | **2000** |
| Net Majority Income | 1.105 | 0.915 |
| EBITDA[2] | 2.884 | 2.725 |

[1]FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of December 31, 2001 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of December 31, 2001 divided by 5.

[2] EBITDA is calculated as income from operations plus depreciation and amortization plus non-cash charges. Please note that the U.S. Securities and Exchange Commission does not endorse the use of EBITDA. However, FEMSA's management has chosen to present EBITDA because it believes it is a useful measure.

## FEMSA Cerveza

### *Net Sales*

| OPERATING HIGHLIGHTS | |
|---|---|
| % Change | 4 Qtr 01 vs 4 Qtr 00 |
| Domestic Volume | 0.5% |
| Export Volume | 9.6% |
| Total Volume | 1.1% |
| Net Sales | 4.8% |
| Income from Operations before management fees | 36.8% |

FEMSA Cerveza's net sales increased by 4.8% to Ps. 5.119 billion, reflecting an increase of 1.1% in total sales volume and an improvement in real domestic revenue per hectoliter of 4.4% to Ps. 870.3 recorded for the fourth quarter of 2001. Lackluster domestic volume growth of 0.5% in the fourth quarter of 2001 was attributable to adverse economic conditions which began dampening beer demand starting in the second quarter of 2001 Furthermore, the sharp decline in traffic in Mexico's principal tourist destinations after the September 11 terrorist attacks in the United States, negatively impacted on-premise beer sales, dampening growth of the industry in the southern markets.

The glass returnable presentation declined as a percentage of domestic sales volume relative to the same period last year while the can presentation remained relatively stable compared to the fourth quarter of 2000. The glass non-returnable presentation increased mostly at the expense of the glass returnable presentation. Management attributes the decline in consumption of the glass returnable presentation to the relative increase in price of the glass-returnable presentation relative to the non-returnable presentations as a result of the price increase implemented at the beginning of 2001.

Export sales volume grew 9.6% during the fourth quarter of 2001 reaching 396 thousand hectoliters. FEMSA Cerveza's management attributed the growth in export volumes recorded in the quarter to favorable growth in the United States, as beer demand recovered after the sudden drop that occurred after the September 11 terrorist attacks in the Unites States. Volume sold in the United States grew in line with the imported beer segment during the fourth quarter of 2001. Export revenues in U.S. dollar terms increased 11.8% to US$26 million compared to the fourth quarter of last year. Export revenues in Peso terms increased by 2.7% to Ps. 239 million.

| MARGINS | | |
|---|---|---|
| | 4 Qtr 01 | 4 Qtr 00 |
| Gross margin | 59.4% | 57.6% |
| Operating margin before management fees | 18.3% | 14.0% |

### *Gross Profit*

FEMSA Cerveza's cost of goods sold increased slightly by 0.2% relative to the fourth quarter of 2000 to Ps. 2.113 billion. Gross profit increased by 8.1% to Ps. 3.040 billion and the gross margin improved by 1.8 percentage points to 59.4% of total revenues, mostly as the result of the improvement in revenue per hectoliter and FEMSA Cerveza's efforts to increase productivity and to continue reducing production costs. The appreciation of the Peso against the Dollar exchange rate during the fourth quarter of 2001 also contributed to the improvement in the gross margin as it reduced the Peso cost of dollar denominated raw materials.

### *Income from Operations*

FEMSA Cerveza's operating expenses decreased by 0.3% to Ps. 2.131 billion. As a percentage of total revenues, operating expenses decreased by 2.0 percentage points to 41.4%. It is important to highlight that while the increase in operating income mostly reflects a favorable comparison resulting from the Ps. 163 million pesos of non-recurring operating expenses recorded in the fourth quarter of 2000, it also reflects FEMSA Cerveza's efforts to contain operating expenses in response to the sharp deceleration of the economy towards the end of 2001.

FEMSA Cerveza's operating income after the participation in the results of Labatt USA and before deduction of management fees paid to FEMSA and Labatt increased by 36.8% to Ps. 942 million in the fourth quarter of

2001. Operating margin before deduction of management fees paid to FEMSA and Labatt increased by 4.3 percentage points as a percentage of total revenues to 18.3%.

**Coca-Cola FEMSA**

*Coca-Cola FEMSA's financial results are incorporated by reference from Coca-Cola FEMSA's press release annexed to FEMSA's press release.*

All comparisons for the three months ended December 31, 2001 in this report are made against the figures for the three months ended December 31, 2000.

## FEMSA Comercio

FEMSA Comercio's net sales increased by 16.6% primarily driven by an increase in revenues recorded by the Oxxo Convenience Store Chain. During the fourth quarter of 2001, FEMSA Comercio opened 103 Oxxo convenience stores and 7 Bara stores. Average same store sales for Oxxo decreased by 1.3% relative to the fourth quarter of last year.

During the fourth quarter of 2001, regional same-store-sales performance confirms the underlying regional economic activity trends: Same store sales growth for the northeast region of the country for example decelerated relative to the 5% growth recorded for the first nine months of 2001 notwithstanding improvement of approximately 2.7% recorded in the fourth quarter. Same store sales for the northwest regions continued to decline relative to the fourth quarter of 2000 and relative to the first nine months of 2001. Fourth quarter same store sales in the center recorded a slight improvement relative to the same period last year, although such growth decelerated significantly compared to the 4% same-store-sales growth recorded for the first nine months of 2001.

| OPERATING HIGHLIGHTS | |
|---|---|
| **% CHANGE** | **4 Qtr 01 vs 4 Qtr 00** |
| New stores in the quarter | 103 |
| Net sales | 16.6% |
| Same store sales | (1.3)% |
| Income from operations Before management fees | 0.5% |

| MARGINS | | |
|---|---|---|
| | **4 Qtr 01** | **4 Qtr 00** |
| Gross margin | 26.2% | 26.2% |
| Operating margin before management fees | 3.4% | 4.0% |

Operating income of the Oxxo Convenience Store Chain increased by 50.4% for the fourth quarter of 2001, significantly ahead of revenue growth and Oxxo recorded an operating margin expansion of 120 basis point to 5.5%. FEMSA Comercio's operating income however increased by only 0.5% reflecting expenses in technological infrastructure investments and the operating loss recorded by the Bara discount stores. FEMSA Comercio's operating margin before management fees paid to FEMSA decreased by 0.6 percentage points to 3.4% of total revenues.

## FEMSA Empaques

FEMSA Empaques recorded a decline in net sales and operating income of 16.4% and 36.6%, respectively, for the fourth quarter of 2001. Beverage can sales declined sharply as a result of a decline in sales to Coca-Cola FEMSA and to third-party clients including export clients. Gross margins in the beverage can business were severely pressured by the appreciation of the Peso against the Dollar, and the decline in domestic prices resulting from intense competition. Furthermore, while the cost of sales declined relative to the fourth quarter of 2000, it declined at a lower pace than revenues. The decline in the profitability of the beverage can business is largely responsible for the decline in the profitability of FEMSA Empaques. Glass bottle sales volume increased by 24.5%, driven primarily by a significant increase in purchases by Coca-Cola FEMSA and higher demand of beer bottles from FEMSA Cerveza.

| VOLUME GROWTH 4 Qtr 01 vs 4 Qtr 00 | |
|---|---|
| Beverage cans | (14.0)% |
| Crown caps | 1.8% |
| Glass bottles | 24.5% |

| MARGINS | | |
|---|---|---|
| | **4 Qtr 01** | **4 Qtr 00** |
| Gross margin | 20.9% | 25.0% |
| Operating margin before management fees | 12.6% | 16.6% |

All comparisons for the three months ended December 31, 2001 in this report are made against the figures for the three months ended December 31, 2000.

**Audited Financial Results for the twelve months ended December 31, 2001 compared to the twelve months ended December 31, 2000**

**FEMSA Consolidated**

*Total Revenues/Net Sales*

FEMSA's consolidated total revenues increased by 6.2% to Ps. 49.877 billion and consolidated net sales increased by 6.0% to Ps. 49.681 billion. Net sales growth in 2001 was driven primarily by volume growth and improved pricing experienced by FEMSA Cerveza and Coca-Cola FEMSA's Mexican operations, and by the addition of 311 new Oxxo stores in the case of FEMSA Comercio. FEMSA Empaques net revenues declined by 5.1% in 2001, reflecting an on-going competitive and difficult operating environment particularly for the aluminum beverage can business.

| NET SALES GROWTH<br>Twelve months ended December 31, 2001 vs. 2000 | |
|---|---|
| FEMSA Consolidated | 6.0% |
| FEMSA Cerveza | 5.2% |
| Coca-Cola FEMSA | 3.3% |
| FEMSA Empaques | (5.1)% |
| FEMSA Comercio | 19.8% |

*Gross Profit*

FEMSA's consolidated gross profit increased by 7.9% to Ps. 25.412 billion, representing a consolidated gross margin of 51.2%, an increase of 1.0 percentage points relative to 2000. The expansion in the consolidated gross margin reflects relatively healthy consolidated revenue growth, the prevalence of a very favorable cost environment for FEMSA's beverage operations enhanced by management's efforts to raise productivity and improve efficiencies to adapt to a period of economic slowdown.

| CHANGE IN INCOME FROM OPERATIONS<br>Before management fees<br>Twelve months ended December 31, 2001 vs. 2000 | |
|---|---|
| FEMSA Consolidated | 11.3% |
| FEMSA Cerveza | 5.9% |
| Coca-Cola FEMSA | 25.0% |
| FEMSA Empaques | (14.0)% |
| FEMSA Comercio | 8.9% |

*Income from Operations*

FEMSA's consolidated operating expenses (including goodwill amortization and management fees paid to Labatt) increased by 6.3% to Ps. 17.238 billion. As a percentage of total revenues, consolidated operating expenses increased slightly by 0.1 percentage points to 34.6%. Efforts by Coca-Cola FEMSA and FEMSA Empaques to reduce operating expenses, effectively offset the increase in operating expenses recorded by FEMSA Cerveza and FEMSA Comercio during 2001. The management fee paid by FEMSA Cerveza to Labatt amounted to Ps. 117 million in 2001. FEMSA's consolidated income from operations (after participation in the results of affiliated companies) increased by 11.3% to Ps. 8.205 billion, driven primarily by an increase in profitability in Coca-Cola FEMSA and FEMSA Cerveza. FEMSA's consolidated operating margin increased by 0.8 percentage points to 16.5% of consolidated total revenues.

*Net Income*

FEMSA's consolidated net income increased by 32.0% from Ps. 3.691 billion recorded in 2000 to Ps. 4.871 billion in 2001. The increase in net income is the result of (i) an 11.3% increase in consolidated income from operations and (ii) a decline of 87.6% in the consolidated integral result of financing.

In 2001 FEMSA recorded a consolidated integral result of financing expense of Ps. 181 million, significantly lower than the consolidated integral result of financing expense of Ps. 1.460 billion recorded for 2000. In 2001 consolidated net financial expense decreased by 33.5% to Ps. 435 million compared to 2000. The decline in net financial expense is primarily attributable to (i) a 1.4 percentage point reduction in the weighted average cost of debt reflecting lower base rates for the Company's variable-rate debt, (ii) slight decline in the

All comparisons for the twelve months ended December 31, 2001 in this report are made against the figures for the twelve months ended December 31, 2000.

Company's average indebtedness and (iii) the appreciation of the Peso against the Dollar. In addition, consolidated interest income increased by 8.0% reflecting higher cash balances despite lower interest rates earned on Peso investments relative to the twelve months of 2000.

FEMSA recorded a consolidated foreign exchange gain of Ps. 293 million compared to a foreign exchange loss of Ps. 1.061 billion recorded in 2000, primarily reflecting the effect of the appreciation of the Peso against the Dollar on FEMSA's Dollar denominated indebtedness during 2001 and a foreign exchange gain recorded by Coca-Cola FEMSA Buenos Aires during the fourth quarter of 2001 from holding Dollar-denominated assets. The foreign exchange loss recorded by the Company in 2000 was mostly related to the loss recorded from foreign exchange forward contracts contracted during 2000.

The loss in consolidated monetary position amounted to Ps. 39 million reflecting the increase in FEMSA's Mexican operations net monetary asset position as well as declining Mexican inflation.

Consolidated other expenses for 2001 amounted to Ps. 306 million compared to consolidated other income of Ps. 187 million recorded for 2000 in connection with asset impairments, write-offs and severance related costs.

The Company's income tax, tax on assets and employee profit sharing amounted to Ps. 2.820 billion in 2001, an increase of 17.2% relative to 2000. The Company's average tax rate for the full year 2001 was 36.5%.

Consolidated net majority income increased by 24.9% amounting to Ps. 3.292 billion in 2001 compared with Ps. 2.636 billion recorded in 2000, primarily reflecting the improvement in consolidated income from operations and a reduction in consolidated integral results of finance. Net majority income per FEMSA Unit[1] amounted to Ps. 3.107, compared with Ps. 2.468 for last year, an increase of 25.9%.

| TWELVE MONTHS | Per FEMSA Unit[1] | |
|---|---|---|
| Pesos | 2001 | 2000 |
| Net Majority Income | 3.107 | 2.468 |
| EBITDA[2] | 11.236 | 10.435 |

[1]FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of December 31, 2001 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of December 31, 2001 divided by 5.

[2]EBITDA is calculated as income from operations plus depreciation and amortization plus non-cash charges. Please note that the U.S. Securities and Exchange Commission does not endorse the use of EBITDA. However, FEMSA's management has chosen to present EBITDA because it believes it is a useful measure.

## FEMSA Cerveza

*Net Sales*

In 2001 FEMSA Cerveza's net sales increased by 5.2% to Ps. 20.248 billion mainly reflecting (i) an increase in domestic sales volume of 0.7% to 22.018 million hectoliters and (ii) an increase in domestic revenue per hectoliter of 4.9% to Ps. 866.7 reflecting the increase in the domestic price of beer implemented early in 2001. The acquisition of third-party distributors during 2001 resulted in a reduction in wholesale margins, which also contributed to the improvement in revenue per hectoliter.

| OPERATING HIGHLIGHTS | % Change |
|---|---|
| *Twelve months ended December 31, 2001 vs. 2000* | |
| Domestic Volume | 0.7% |
| Export Volume | 6.6% |
| Total Volume | 1.1% |
| Net Sales | 5.2% |
| Income from Operations | 5.9% |

For the twelve months ended December 31, 2001, FEMSA Cerveza recorded 1.0% sales volume growth in the northern regions where the company sustained the highest pricing levels nation-wide. FEMSA Cerveza's sales volume increased by only 0.3% in the center and the southern regions on average, reflecting competitive pressures generated from price differentials from competitors and reflecting the deceleration of economic growth experienced by the center and southern regions of the country during the second half of the year. It is worth noting that the growth in beer sales in the north of Mexico for FEMSA Cerveza in 2001 was carried by the northeast region, as the northwest was more affected by the sharp increase in unemployment from the many maquiladoras that ceased operations early in 2001. Furthermore, the commerce dynamics in northwest border cities were particularly distorted by the economic conditions and the strength of the Peso against the Dollar.

Both the can and the glass non-returnable presentations continued to increase as a percentage of domestic sales volume primarily at the expense of the one-liter glass bottle. Management attributes the increase in the proportion of one-way presentations to (i) a decline in the relative prices of such presentations compared to returnable presentations and (ii) a decline in consumption of beer in returnable packages by the lower socioeconomic levels of the population, reflecting adverse economic conditions.

Export sales volume grew by 6.6% to 1.84 million hectoliters for the twelve months of 2001. Sales volume to North America increased by 6.5% and accounted for 90.3% of FEMSA Cerveza's export sales volume. Sales volume to China represented 3.7% of export sales volume in 2001. Furthermore, FEMSA Cerveza advanced significantly in reducing the administrative and market-related expenses in connection with its international operations outside the Unites States. Export revenues decreased by 1.1% to Ps. 1.164 billion, and in U.S. dollar terms, export revenues increased by 7.3% to US$123 million.

| MARGINS | | |
|---|---|---|
| Twelve months ended December 31 | 2001 | 2000 |
| Gross margin | 59.0% | 57.2% |
| Operating margin before management fees | 17.3% | 17.2% |

*Gross Profit*

FEMSA Cerveza's cost of goods sold increased by only 1.0% to Ps. 8.445 billion, reflecting (i) management's effort to increase productivity and (ii) the prevalence of a favorable cost environment throughout the year. FEMSA Cerveza recorded gross profit growth of 8.5% to Ps. 11.946 billion and the gross margin improved by 1.8 percentage points to 59.0% of total revenues. The improvement in gross margin resulted from strong domestic pricing combined with a reduction of fixed and variable costs reflecting (i) lower prices of raw materials and packaging costs resulting from a more competitive environment in the domestic market and the effect of a real appreciation of the Peso against the Dollar in the dollar-denominated prices of raw and packaging materials and (ii) productivity enhancements

All comparisons for the twelve months ended December 31, 2001 in this report are made against the figures for the twelve months ended December 31, 2000.

and on-going cost reduction programs designed to operate more efficiently under adverse economic conditions.

### *Income from Operations*

FEMSA Cerveza's operating expenses increased by 9.5% to Ps. 8.439 billion, representing 41.4% of total revenues, compared to 39.8% of total revenue for the same period last year. The increase in operating expenses resulted from (i) higher demand and channel-related expenses in connection with FEMSA Cerveza's strategic targeting of its consumers (ii) incremental costs in connection with the roll-out of FEMSA Cerveza's new business model, including the completion of the marketing structure to implement a consumer driven business strategy and (iii) incremental expenses associated with the purchase of third-party distributors. Management believes it was relatively successful in implementing operating expense containment measures in response to the sharp deceleration of economic activity and despite the incremental expenses associated in connection with the roll out of FEMSA Cerveza's new business model.

FEMSA Cerveza's income from operations, after participation in the results of Labatt USA and before deduction of management fees paid to FEMSA and to Labatt, increased by 5.9% to Ps. 3.538 billion. FEMSA Cerveza's operating margin before management fees increased slightly by 0.1 percentage points to 17.3% compared to 2000.

## Coca-Cola FEMSA

*Coca-Cola FEMSA's financial results are incorporated by reference from Coca-Cola FEMSA's press release annexed to FEMSA's press release.*

## FEMSA Comercio

FEMSA Comercio's net sales increased by 19.8% primarily driven by the increase in net sales recorded by the Oxxo Convenience Store Chain. Oxxo's net sales growth was driven primarily by the addition of 311 new stores during 2001 as same-store-sales increased slightly by 0.2% compared to same-store-sales in 2000. Regional same-store-sales mostly reflected the underlying regional economic conditions. For example, same-store-sales increased approximately 4.0% in the Northeast region of Mexico, 3.6% in the center and 17.5% in the south, although the increase in the south mostly reflects growth from recent store openings particularly in Cancun. Stores located in the northwest region of the country however continued to experience decline in traffic and therefore, same store sales decreased by almost 2.5% in 2001. The Oxxo stores along the Northwest border continue to experience intense competition from supermarkets and convenience stores located along the Mexico-U.S. border, particularly during periods of sustained Peso appreciation as has been the case during 2001.

| OPERATING HIGHLIGHTS | |
|---|---|
| Twelve months ended December 31, 2001 vs. 2000 | |
| Total Oxxo stores | 1,779* |
| Net sales | 19.8% |
| Same store sales (Oxxo) | 0.2% |
| Income from operations | 8.9% |

* Includes 17 Oxxo Express Stores

| MARGINS | | |
|---|---|---|
| Twelve months ended December 31 | 2001 | 2000 |
| Gross margin | 25.7% | 25.7% |
| Operating margin before management fees | 3.8% | 4.1% |

Average traffic per store for the Oxxo chain in 2001 declined by 5.7% but was compensated by higher growth in ticket per customer of 6.4% for the same period. Operating income recorded by the Oxxo Convenience Store Chain improved by 33.9% in 2001. FEMSA Comercio's operating income however increased only by 8.9% in 2001 reflecting the operating loss recorded by the Bara Discount stores and the expenses in connection with the infrastructure for e-commerce and technological projects. The operating margin before management fees paid to FEMSA decreased by 0.3 percentage points to 3.8% of total revenues.

All comparisons for the twelve months ended December 31, 2001 in this report are made against the figures for the twelve months ended December 31, 2000.

### FEMSA Empaques

FEMSA Empaques' net sales decreased 5.1% in 2001. Net sales were affected primarily by the decline in beverage can revenues reflecting lower purchases by Coca-Cola FEMSA and other third party clients throughout 2001 attributable to lower consumption of canned beverages and the effect of a strong Peso on beverage can dollar-denominated prices. In contrast, sales volume of glass bottles to Coca-Cola FEMSA and to third-party clients increased significantly, primarily reflecting higher demand for the eight-ounce one-way glass bottle. Crown cap export volumes increased by 15.6% during 2001, more than compensating for the decline of 4.7% in domestic crown cap sales volume. The improvement in the profitability of the glass business however was not sufficient to offset the decline in profitability of the beverage can business, therefore FEMSA Empaques' operating margin before management fees paid to FEMSA decreased by 1.5 percentage points to 14.5% of total revenues.

| VOLUME GROWTH | |
|---|---|
| Twelve months ended December 31, 2001 vs. 2000 | |
| Beverage cans | (6.4)% |
| Crown caps | 4.7% |
| Glass bottles | 23.0% |

| MARGINS | | |
|---|---|---|
| Twelve months ended December 31 | 2001 | 2000 |
| Gross margin | 23.1% | 24.7% |
| Operating margin before management fees | 14.5% | 16.0% |

All comparisons for the twelve months ended December 31, 2001 in this report are made against the figures for the twelve months ended December 31, 2000.

Set forth before is certain audited financial information for Fomento Económico Mexicano, S.A. de C.V. and its subsidiaries ("FEMSA" or the "Company") (NYSE: FMX; BMV: FEMSA UBD) for the fourth quarter and twelve months ended December 31, 2001, compared to the fourth quarter and twelve months ended December 31, 2000. FEMSA is a holding company whose principal activities are grouped under the following seven subholding companies (the "Subholding Companies") and carried out by their respective operating subsidiaries: FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer; Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), which engages in the production, distribution and marketing of soft drinks; FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), which engages in the production and distribution of packaging materials; FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), which engages in the operation of convenience stores; Logística CCM, S.A. de C.V. ("Logística CCM") which provides logistics management services to FEMSA Cerveza, and FEMSA Logística, S.A. de C.V. ("FEMSA Logística"), which provides logistics management services to Coca-Cola FEMSA, FEMSA Empaques and to third party clients.

All of the figures in this report have been restated in constant Mexican Pesos ("Pesos" or "Ps.") with purchasing power as of December 31, 2001 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms. The restatement was determined as follows:

— For the results of the Mexican operations, using factors derived from the Mexican National Consumer Price Index ("NCPI"). To restate December 2000 Pesos to December 2001 Pesos, the Company applied an inflation factor of 1.0440 and to restate September 2001 Pesos to December 2001 Pesos, the Company applied a 1.0097 inflation factor.
— For the results of the Buenos Aires operations, using factors derived from the Argentine National Consumer Price Index of 0.9856 to restate December 2000 Argentine Pesos to December 2001 Pesos and of 0.9920 to restate September 2001 Argentine Pesos to December 2001 Pesos; and converting constant Argentine Pesos into Pesos, based on the December 31, 2001 exchange rate of Ps. 5.4 and Ps. 8.89 per Argentine Peso for Balance Sheet and Income Statement, respectively (See Recent Developments — Argentine Crisis and Its Effects On The Company).

*This report may contain certain forward-looking statements concerning FEMSA's future performance that should be considered as good faith estimates made by the Company. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact the Company's actual performance.*

**IMPORTANT NOTICES:**

We invite you to register on our Investor Relations Site located at http://ir.femsa.com to receive notification of all of our press releases, earnings releases and IR Events automatically through our e-mail alert service.

Please contact FEMSA's Investor Relations officers if you wish to have your name added or removed from this distribution list or to receive this press release through a specific medium only.

Four pages of tables to follow and Coca-Cola FEMSA's press release


FEMSA

## OPERATING DATA

### For the three months and twelve months ended December 31, 2001 and 2000

***FEMSA Cerveza***

**Shipments**
**(Thousand hectoliters)**

| | | For the IV quarter of: | | | For the twelve months of: | | |
|---|---|---|---|---|---|---|---|
| | | 2001 | 2000 | %Var | 2001 | 2000 | %Var |
| Domestic: | | | | | | | |
| Returnable | | 4,282 | 4,307 | (0.6) | 17,037 | 17,226 | (1.1) |
| Non-returnable | | 277 | 223 | 24.5 | 861 | 745 | 15.6 |
| Cans | | 1,048 | 1,050 | (0.1) | 4,119 | 3,896 | 5.7 |
| Total Domestic | | 5,608 | 5,580 | 0.5 | 22,018 | 21,867 | 0.7 |
| Exports | | 396 | 361 | 9.6 | 1,843 | 1,728 | 6.6 |
| Total Volume | | 6,004 | 5,941 | 1.1 | 23,861 | 23,595 | 1.1 |
| Exports revenues: | Millions Ps. | 238.8 | 232.5 | 2.7 | 1,163.6 | 1,176.7 | (1.1) |
| | US Millions | 25.8 | 23.1 | 11.7 | 122.8 | 114.5 | 7.2 |

***Coca-Cola FEMSA***

**Sales Volumes**
**(Millions of Unit Cases)**

| | For the IV quarter of: | | | For the twelve months of: | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | %Var | 2001 | 2000 | %Var |
| Valley of México | 92.0 | 89.9 | 2.4 | 356.3 | 343.5 | 3.7 |
| Southeast | 30.4 | 30.5 | (0.3) | 121.6 | 117.6 | 3.4 |
| Mexico | 122.4 | 120.4 | 1.7 | 477.9 | 461.1 | 3.7 |
| Buenos Aires | 34.8 | 35.8 | (2.8) | 129.9 | 121.5 | 6.9 |
| Total | 157.2 | 156.2 | 0.7 | 607.8 | 582.6 | 4.3 |

**Presentation Mix (%)**

| (Returnable/Non-Returnable) | 2001 | 2000 | 2001 | 2000 |
|---|---|---|---|---|
| Valley of Mexico | 37/63 | 42/58 | 39/61 | 42/58 |
| Southeast | 42/58 | 48/52 | 45/55 | 50/50 |
| Valley of Mexico | 38/62 | 44/56 | 41/59 | 44/56 |
| Buenos Aires | 4/96 | 9/91 | 6/94 | 10/90 |
| Total | 31/69 | 36/64 | 33/67 | 37/63 |

***FEMSA Empaque***

**Total Sales Volume**
**(Millions of pieces)**

| | | For the IV quarter of: | | | For the twelve months of: | | |
|---|---|---|---|---|---|---|---|
| | | 2001 | 2000 | %Var | 2001 | 2000 | %Var |
| Cans | | 671 | 780 | (14.0) | 2,808 | 3,001 | (6.4) |
| Crown caps | | 3,354 | 3,294 | 1.8 | 14,028 | 13,404 | 4.7 |
| Glass Bottles | | 261 | 210 | 24.3 | 972 | 790 | 23.0 |
| Export volumes: | Cans | 52 | 92 | (43.5) | 217 | 263 | (17.5) |
| | Crown caps | 1,748 | 1,551 | 12.7 | 7,154 | 6,189 | 15.6 |
| Exports revenues: | Millions Ps. | 137.9 | 189.6 | (27.3) | 607.4 | 682.8 | (11.0) |
| | US Millions | 14.9 | 18.9 | (21.2) | 63.8 | 66.6 | (4.2) |

**Percentage of sales revenue by client category:**

| | For the IV quarter of: | | | For the twelve months of: | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | Var p.p. | 2001 | 2000 | Var p.p. |
| Intercompany sales | 57.8 | 53.0 | 4.8 | 56.4 | 53.4 | 3.0 |
| FEMSA Cerveza | 40.1 | 37.2 | 2.9 | 43.5 | 38.8 | 4.7 |
| Coca-Cola FEMSA | 17.7 | 15.8 | 1.9 | 12.9 | 14.6 | (1.7) |
| Third-party sales | 42.2 | 47.0 | (4.8) | 43.6 | 46.6 | (3.0) |
| Domestic | 33.1 | 36.9 | (3.8) | 34.1 | 37.1 | (3.0) |
| Export | 9.1 | 10.1 | (1.0) | 9.5 | 9.5 | - |
| Total | 100.0 | 100.0 | | 100.0 | 100.0 | |

***FEMSA Comercio***

| | For the IV quarter of: | | | For the twelve months of: | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | %Var | 2001 | 2000 | %Var |
| Total stores | 103.0 | 115 | (10.4) | 1,779 | 1,468 | 21.2 |
| Comparative same stores: | | | | | | |
| Average monthly sales (Ths. Ps.) | 522.0 | 528.8 | (1.3) | 532.6 | 531.3 | 0.2 |



# Income Statement
## For the three months ended December 31, 2001 and 2000:
**Millions of year end pesos of December 31, 2001**

| | FEMSA Cerveza | | Coca-Cola FEMSA | | FEMSA Empaques | | Comercio* | | FEMSA Logística | | FEMSA Consolidado | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 |
| Net sales | 5,119.3 | 4,883.5 | 4,466.3 | 4,559.6 | 1,461.0 | 1,748.4 | 2,660.9 | 2,282.6 | 355.3 | 393.2 | 12,674.0 | 12,377.0 |
| Other revenues | 32.8 | 38.2 | 45.6 | 28.8 | 2.7 | 4.6 | 0.2 | 0.2 | 2.0 | 0.0 | 51.0 | 26.0 |
| Total revenues | 5,152.1 | 4,921.7 | 4,511.9 | 4,588.4 | 1,463.7 | 1,753.0 | 2,661.1 | 2,282.8 | 357.3 | 393.2 | 12,725.0 | 12,403.0 |
| Cost of good sold | 2,112.6 | 2,108.7 | 2,097.9 | 2,198.0 | 1,159.0 | 1,315.7 | 1,964.3 | 1,685.9 | 315.8 | 340.4 | 6,227.0 | 6,096.0 |
| Gross margin | 3,039.5 | 2,813.0 | 2,414.0 | 2,390.4 | 304.7 | 437.3 | 696.8 | 596.9 | 41.5 | 52.8 | 6,498.0 | 6,307.0 |
| Administrative expenses | 499.8 | 549.6 | 335.7 | 368.7 | 33.8 | 48.2 | 54.1 | 50.4 | 30.2 | 27.1 | 1,043.2 | 1,175.5 |
| Sales expenses | 1,631.5 | 1,587.1 | 1,022.9 | 1,075.6 | 86.1 | 97.7 | 551.0 | 455.3 | 0.0 | 0.0 | 3,293.0 | 3,217.0 |
| Management fee paid to Labatt | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 30.0 | 27.2 |
| Goodwill amortization | 0.0 | 0.0 | 26.8 | 29.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 26.8 | 29.4 |
| Operating expenses | 2,131.3 | 2,136.7 | 1,385.4 | 1,473.7 | 119.9 | 145.9 | 605.1 | 505.7 | 30.2 | 27.1 | 4,393.0 | 4,449.0 |
| Operating income | 908.2 | 676.3 | 1,028.6 | 916.7 | 184.8 | 291.4 | 91.7 | 91.2 | 11.3 | 25.7 | 2,105.0 | 1,858.0 |
| L-USA | 33.3 | 11.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 33.0 | 12.0 |
| Comparable EBIT | 941.5 | 688.0 | 1,028.6 | 916.7 | 184.8 | 291.4 | 91.7 | 91.2 | 11.3 | 25.7 | 2,138.0 | 1,870.0 |
| Management fee | 99.9 | 90.5 | 0.0 | 0.0 | 22.0 | 25.0 | 45.9 | 45.2 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total EBIT | 841.6 | 597.5 | 1,028.6 | 916.7 | 162.8 | 266.4 | 45.8 | 46.0 | 11.3 | 25.7 | 2,138.0 | 1,870.0 |
| Depreciation | 217.5 | 233.2 | 165.5 | 221.3 | 54.6 | 50.2 | 21.6 | 19.7 | 8.7 | 8.0 | 472.4 | 532.1 |
| Other non-cash charges | 271.0 | 310.6 | 108.6 | 149.3 | 21.7 | 11.2 | 25.0 | 18.9 | 1.2 | 0.9 | 434.5 | 497.5 |
| EBITDA | 1,330.1 | 1,141.3 | 1,302.7 | 1,287.3 | 239.1 | 327.8 | 92.4 | 84.6 | 21.2 | 34.6 | 3,044.9 | 2,899.6 |
| **Comparable** | | | | | | | | | | | | |
| EBIT/Revenues | 18.3 | 14.0 | 22.8 | 20.0 | 12.6 | 16.6 | 3.4 | 4.0 | 3.2 | 6.5 | 16.8 | 15.1 |
| EBITDA/Revenues | 27.8 | 25.0 | 28.9 | 28.1 | 17.8 | 20.1 | 5.2 | 5.7 | 5.9 | 8.8 | 23.9 | 23.4 |
| **Total** | | | | | | | | | | | | |
| EBIT/Revenues | 16.3 | 12.1 | 22.8 | 20.0 | 11.1 | 15.2 | 1.7 | 2.0 | 3.2 | 6.5 | 16.8 | 15.1 |
| EBITDA/Revenues | 25.8 | 23.2 | 28.9 | 28.1 | 16.3 | 18.7 | 3.5 | 3.7 | 5.9 | 8.8 | 23.9 | 23.4 |
| **Capital Expenditures** | 815 | 799 | 172 | 289 | 22 | 44 | 458 | 196 | 10 | (107) | 1,483 | 1,219 |

* Include FEMSA Comercio and Amoxxo



# Income Statement
## For the twelve months ended December 31, 2001 and 2000
**Millions of year end pesos of December 31, 2001**

| | FEMSA Cerveza | | Coca-Cola FEMSA | | FEMSA Empaques | | Comercio* | | FEMSA Logística | | FEMSA Consolidado | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 |
| Net sales | 20,247.5 | 19,248.4 | 17,334.1 | 16,774.8 | 6,214.7 | 6,545.6 | 10,152.0 | 8,473.1 | 1,449.5 | 1,465.1 | 49,681.0 | 46,887.0 |
| Other revenues | 143.9 | 125.0 | 169.8 | 81.7 | 7.3 | 9.6 | 0.9 | 0.9 | 7.7 | 0.0 | 196.0 | 78.0 |
| Total revenues | 20,391.4 | 19,373.4 | 17,503.9 | 16,856.5 | 6,222.0 | 6,555.2 | 10,152.9 | 8,474.0 | 1,457.2 | 1,465.1 | 49,877.0 | 46,965.0 |
| Cost of good sold | 8,445.3 | 8,361.1 | 8,255.6 | 8,324.1 | 4,783.8 | 4,939.6 | 7,546.2 | 6,296.4 | 1,257.4 | 1,265.3 | 24,465.0 | 23,411.0 |
| Gross margin | 11,946.1 | 11,012.3 | 9,248.3 | 8,532.4 | 1,438.2 | 1,615.6 | 2,606.7 | 2,177.6 | 199.8 | 199.8 | 25,412.0 | 23,554.0 |
| Administrative expenses | 2,072.0 | 1,860.1 | 1,303.9 | 1,329.0 | 166.6 | 186.3 | 219.4 | 185.5 | 106.4 | 92.1 | 4,232.6 | 4,068.2 |
| Sales expenses | 6,367.1 | 5,847.1 | 4,037.0 | 4,048.7 | 366.5 | 377.4 | 2,005.3 | 1,641.4 | 0.0 | 0.0 | 12,777.0 | 11,921.0 |
| Management fee paid to Labatt | | | | | | | | | | | 117.3 | 110.6 |
| *Goodwill amortization* | | | 111.1 | 118.2 | | | | | | | 111.1 | 118.2 |
| Operating expenses | 8,439.1 | 7,707.2 | 5,452.0 | 5,495.9 | 533.1 | 563.7 | 2,224.7 | 1,826.9 | 106.4 | 92.1 | 17,238.0 | 16,218.0 |
| *Operating income* | 3,507.0 | 3,305.1 | 3,796.3 | 3,036.5 | 905.1 | 1,051.9 | 382.0 | 350.7 | 93.4 | 107.7 | 8,174.0 | 7,336.0 |
| L-USA | 30.9 | 34.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 31.0 | 35.0 |
| Comparable EBIT | 3,537.9 | 3,339.9 | 3,796.3 | 3,036.5 | 905.1 | 1,051.9 | 382.0 | 350.7 | 93.4 | 107.7 | 8,205.0 | 7,371.0 |
| Management fee | 390.9 | 368.6 | | | 95.9 | 97.5 | 100.6 | 62.7 | | | | |
| Total EBIT | 3,147.0 | 2,971.3 | 3,796.3 | 3,036.5 | 809.2 | 954.4 | 281.4 | 288.0 | 93.4 | 107.7 | 8,205.0 | 7,371.0 |
| Depreciation | 936.9 | 908.0 | 651.6 | 710.5 | 231.6 | 237.8 | 76.4 | 79.9 | 34.5 | 45.7 | 1,942.2 | 1,990.9 |
| *Other non-cash charges* | 1,110.8 | 1,081.2 | 486.0 | 580.7 | 50.3 | 30.6 | 83.1 | 68.4 | 4.1 | 2.5 | 1,756.9 | 1,785.9 |
| EBITDA | 5,194.7 | 4,960.5 | 4,933.9 | 4,327.7 | 1,091.1 | 1,222.8 | 440.9 | 436.3 | 132.0 | 155.9 | 11,904.1 | 11,147.9 |

**Comparable**

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| EBIT/Revenues | 17.3 | 17.2 | 21.7 | 18.0 | 14.5 | 16.0 | 3.8 | 4.1 | 6.4 | 7.4 | 16.5 | 15.7 |
| EBITDA/Revenues | 27.4 | 27.5 | 28.2 | 25.7 | 19.1 | 20.1 | 5.3 | 5.9 | 9.1 | 10.6 | 23.9 | 23.7 |

**Total**

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| EBIT/Revenues | 15.4 | 15.3 | 21.7 | 18.0 | 13.0 | 14.6 | 2.8 | 3.4 | 6.4 | 7.4 | 16.5 | 15.7 |
| EBITDA/Revenues | 25.5 | 25.6 | 28.2 | 25.7 | 17.5 | 18.7 | 4.3 | 5.1 | 9.1 | 10.6 | 23.9 | 23.7 |

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Capital Expenditures** | 3,343 | 2,861 | 789 | 889 | 86 | 152 | 581 | 513 | 111 | (84) | 4,912 | 4,338 |

| | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Net debt millon dlls.** | 172 | 168 | (162) | 108 | 126 | 100 | 44 | 5 | (4) | (14) | 108 | 454 |

* Include FEMSA Comercio and Amoxxo



## CONSOLIDATED INCOME STATEMENT

**For the three months and twelve months ended December 31,:**

**(Expressed in Millions of Pesos as of December 31, 2001)**

| | For the IV quarter of: | | | For the twelve months of: | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | %Var | 2001 | 2000 | %Var |
| Net sales | 12,674 | 12,377 | 2.4 | 49,681 | 46,887 | 6.0 |
| Other operating revenues | 51 | 26 | 96.2 | 196 | 78 | 151.3 |
| Total revenues | 12,725 | 12,403 | 2.6 | 49,877 | 46,965 | 6.2 |
| Cost of sales | 6,227 | 6,096 | 2.1 | 24,465 | 23,411 | 4.5 |
| Gross profit | 6,498 | 6,307 | 3.0 | 25,412 | 23,554 | 7.9 |
| Administrative expenses | 1,100 | 1,232 | (10.7) | 4,461 | 4,297 | 3.8 |
| Selling expenses | 3,293 | 3,217 | 2.4 | 12,777 | 11,921 | 7.2 |
| Operating expenses | 4,393 | 4,449 | (1.3) | 17,238 | 16,218 | 6.3 |
| | 2,105 | 1,858 | 13.3 | 8,174 | 7,336 | 11.4 |
| *Participation in affiliated companies* | 33 | 12 | 175.0 | 31 | 35 | (11.4) |
| Income from operations | 2,138 | 1,870 | 14.3 | 8,205 | 7,371 | 11.3 |
| Interest expense | 208 | 268 | (22.4) | 893 | 1,078 | (17.2) |
| Interest income | 99 | 117 | (15.4) | 458 | 424 | 8.0 |
| *Interest expense, net* | 109 | 151 | (27.8) | 435 | 654 | (33.5) |
| Foreign exchange loss (gain) | (282) | 383 | (173.6) | (293) | 1,061 | (127.6) |
| Gain on monetary position | (43) | 86 | (150.0) | (39) | 255 | (115.3) |
| Integral result of financing | (130) | 448 | (129.0) | 181 | 1,460 | (87.6) |
| Other expenses | 146 | (253) | (157.7) | 306 | (187) | (263.6) |
| Income before taxes | 2,122 | 1,675 | 26.7 | 7,718 | 6,098 | 26.6 |
| Taxes | 413 | 410 | 0.7 | 2,820 | 2,407 | 17.2 |
| Effect of changes in accounting principles | | | | (27) | | |
| Net Income | 1,709 | 1,265 | 35.1 | 4,871 | 3,691 | 32.0 |
| Net majority income | 1,171 | 977 | 19.9 | 3,292 | 2,636 | 24.9 |
| Net minority income | 538 | 288 | 86.8 | 1,579 | 1,055 | 49.7 |

| | % Total Revenues | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | Var P.P. | 2001 | 2000 | Var P.P. |
| Net sales | 99.6 | 99.8 | (0.2) | 99.6 | 99.8 | (0.2) |
| Other operating revenues | 0.4 | 0.2 | 0.2 | 0.4 | 0.2 | 0.2 |
| Total revenues | 100.0 | 100.0 | - | 100.0 | 100.0 | - |
| Cost of sales (1) | 49.1 | 49.3 | (0.2) | 49.2 | 49.9 | (0.7) |
| Gross profit (1) | 51.3 | 51.0 | 0.3 | 51.2 | 50.2 | 1.0 |
| Administrative expenses | 8.6 | 9.9 | (1.3) | 8.9 | 9.1 | (0.2) |
| Sales expenses | 25.9 | 25.9 | - | 25.6 | 25.4 | 0.2 |
| Operating expenses | 34.5 | 35.9 | (1.4) | 34.6 | 34.5 | 0.1 |
| | 16.5 | 15.0 | 1.5 | 16.4 | 15.6 | 0.8 |
| Participation in affiliated companies | 0.3 | 0.1 | 0.2 | 0.1 | 0.1 | - |
| Income from operations | 16.8 | 15.1 | 1.7 | 16.5 | 15.7 | 0.8 |

(1) % to Net sales

## BALANCE SHEET

**As of December 31, :**

| ASSETS | 2001 | 2000 | % Var |
|---|---|---|---|
| Cash and cash equivalents | 7,221 | 4,183 | 72.6 |
| Accounts receivable | 3,241 | 2,990 | 8.4 |
| Inventories | 4,195 | 4,321 | (2.9) |
| Prepaid expenses | 543 | 1,161 | (53.2) |
| Total Current Assets | 15,200 | 12,655 | 20.1 |
| Property, plant and equipment, net | 27,184 | 27,107 | 0.3 |
| Deferred charges and other assets | 5,879 | 5,917 | (0.6) |
| TOTAL ASSETS | 48,263 | 45,679 | 5.7 |
| **LIABILITIES & STOCKHOLDERS' EQUITY** | | | |
| Bank loans | 1,133 | 1,373 | (17.5) |
| Current maturities long term debt | 349 | 320 | 9.1 |
| Interest payable | 154 | 198 | (22.2) |
| Operating liabilities | 6,532 | 6,099 | 7.1 |
| Total Current Liabilities | 8,168 | 7,990 | 2.2 |
| Bank loans | 6,742 | 7,303 | (7.7) |
| Labor liabilities | 760 | 705 | 7.8 |
| Other liabilities | 3,997 | 4,378 | (8.7) |
| Total Liabilities | 19,667 | 20,376 | (3.5) |
| Total Stockholders' equity | 28,596 | 25,303 | 13.0 |
| LIABILITIES & STOCKHOLDERS' EQUITY | 48,263 | 45,679 | 5.7 |

| Capital expenditures | | | |
|---|---|---|---|
| Millions of pesos | 4,912 | 4,338 | 13.2 |
| Millions of dollars | 535 | 437.0 | 22.4 |

| FINANCIAL RATIOS | | | |
|---|---|---|---|
| Liquidity | 1.86 | 1.58 | 0.28 |
| Debt service coverage (2) | 27.37 | 17.05 | 10.32 |
| Leverage | 0.69 | 0.81 | (0.12) |
| Capitalization | 0.23 | 0.27 | (0.04) |

(1) % to Net sales

(2) Income from operations + depreciation + other non-cash charges / interest expense

# PRESS RELEASE

FOR IMMEDIATE RELEASE
**FOR FURTHER INFORMATION:**
Alfredo Fernández
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-5) 081-5120, (52-5) 081-5121
afernandeze@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx


Coca-Cola
COCA-COLA FEMSA, S.A. DE C.V.
FEMSA

## COCA-COLA FEMSA Announces 25.0% Operating Profit Growth for 2001

### FOURTH QUARTER 2001

- Consolidated unit case volume increased by 0.6% as a result of a 1.7% increase in sales volume in the Mexican territories and a 2.8% decrease in Argentina.
- Consolidated operating income increased by 12.2% to Ps. 1,028.6 million, reaching a consolidated operating margin of 22.8%, an increase of 2.8 percentage points as compared to fourth quarter 2000. Operating income in Mexico increased by 12.8% during the period and remained flat in Buenos Aires as compared to the fourth quarter of 2000.
- Consolidated earnings before interest, tax, depreciation, and amortization ("EBITDA")[1] increased by 1.2% over the fourth quarter of 2000, reaching Ps.1,303 million.
- Consolidated majority net income increased by 62.8% to Ps. 755.1 million, resulting in an earnings per share (EPS) of Ps. 0.530 (US$0.577 per ADR).

### FULL YEAR 2001

- Consolidated unit case volume increased by 4.3%, a result of 3.6% and 6.9% increases in sales volume in the Mexican and Buenos Aires operations, respectively.
- Consolidated operating income increased by 25.0% to Ps. 3,796.3 million, reaching a consolidated operating margin of 21.7%, an increase of 3.7 percentage points for the full year 2000. This increase resulted from 25.4% and 8.1% operating income increases in the Mexican and Argentine territories, respectively.
- Consolidated earnings, before interest, tax, depreciation and amortization ("EBITDA")[1] increased by 14.0% as compared to 2000, reaching a total of Ps. 4,934 million.
- Consolidated majority net income increased by 68.8% to Ps. 2,244 million, resulting in an earning per share (EPS) of Ps.1.575 (US$1.715 per ADR).

---

Mexico City (February 19, 2002) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("KOF" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina, announced today its consolidated results for the year ended December 31, 2001.

"In a year of great economic volatility and industry challenges, Coca-Cola FEMSA has once again demonstrated outstanding financial results, underscoring our ability to execute and connect with our customers and clients. Importantly, we believe that the underlying fundamentals of our business ---- our channel marketing, our growing commercial network, our management information systems, our Coca-Cola brand portfolio, and our people ---- are stronger than ever," stated Carlos Salazar, Chief Executive Officer of the Company.

**CONSOLIDATED RESULTS**

Full-year 2001, consolidated volume totaled 607.8 million unit cases (MUC)[2], a 4.3% improvement over 2000. Sales volume grew by 3.6% and 6.9% in the Mexican and Argentine operations, respectively, during 2001. Fourth quarter 2001 consolidated volume grew by 0.6% over the comparable period in 2000. Favorable average price per unit case on our Mexican territories partially offset declining average unit case pricing in Buenos Aires. As a result, consolidated total revenues increased by 3.8% during 2001. Full-year consolidated operating income increased by 25.0%, and 12.2% in the fourth quarter, as compared to the same period in 2000.

Consolidated EBITDA totaled Ps. 4,934 million in 2001 and Ps. 1,303 million in the fourth quarter, representing increases of 14.0% and 1.2%, respectively. EBITDA margin rose to 28.2%, as compared to 25.7% in 2000. The combination of (i) consolidated volume growth, (ii) favorable costs of some raw materials due to the appreciation of the Mexican peso over the U.S. dollar, (iii) higher fixed-cost absorption driven by sales volume growth, and (iv) fixed-cost reductions resulted in improved profitability.

The integral cost of financing[3] amounted to Ps. 49.7 million in 2001 and Ps. (66.4) million in the fourth quarter, representing decreases of 91.3% and 136.1%, respectively. The following factors contributed to the net decrease:

- Net interest expense declined by 80.6% in 2001 and 74.3% for the fourth quarter as compared to 2000, due to higher cash holdings and the appreciation of the Mexican peso against the U.S. dollar.
- Monetary position cycled from a gain of Ps. 6.4 million in 2000 to a loss of Ps. 76.6 million in 2001, and from a loss of Ps. 12.3 million to a loss of Ps. 36.8 million for the fourth quarter of 2001, as a result of the Mexican inflation adjustments applied to the net monetary assets of our Mexican operations and the Argentine deflation adjustments applied to the net monetary liabilities of our Argentine operations.
- Foreign exchange gain equaled Ps. 69.0 million during 2001 and Ps. 114.2 during fourth quarter 2001, respectively, mainly as a result of the depreciation of the Argentine peso against the U.S. dollar-denominated assets position of the Company in Buenos Aires, which offset the loss generated by the appreciation of the Mexican peso against the U.S. dollar as applied to the dollar denominated cash position of the Company in Mexico. The Company applied an exchange rate of A$1.7 Argentine pesos per U.S. dollar as of December 31, 2001 (see "Impact of the Devaluation of the Argentine Peso Against the U.S. Dollar", in page # 6).

Other expenses totaled Ps. 59.1 million for full-year 2001 and Ps. 61.1 million for fourth quarter 2001, representing a decrease of 56.1% and 21.3%, respectively. These expenses are primarily related to production and distribution rationalization efforts and headcount optimization.

KOF recognized consolidated income tax, tax on assets, and employee profit sharing expenses of Ps. 1,416.1 million and Ps. 278.8 million for the year and the fourth quarter of 2001, respectively. The average annual effective tax rate decreased from 42.9% in 2000 to 38.4% in 2001, due to the reduction of deferred taxes resulting from the changes to the Mexican Income Tax Law, which will gradually lower the tax rate from 35% in 2002 to 32% in 2005.

Consolidated net income increased by 68.8% for full-year 2001 and by 62.8% for fourth quarter 2001. Net income per share reached Ps. 1.575 (US$1.715 per ADR) for 2001 and Ps. 0.530 (US$0.577 per ADR) for fourth quarter of 2001.

**BALANCE SHEET**

On December 31, 2001 Coca-Cola FEMSA recorded a cash balance of Ps. 4,293 million (U.S.$467.6 million) and total bank debt of Ps. 2,790 million (U.S.$303.9 million). As compared to December 31, 2000, this represents a Ps. 2,534 million (U.S.$276.0 million) increase in cash and cash equivalents.

**MEXICAN OPERATING RESULTS**

### *Sales Volume*

Sales volume for the Mexican operations reached 477.9 MUC, a 3.6% improvement over sales volume in 2000. Fourth quarter 2001 sales volume reached 122.4 MUC, an increase of 1.7% over fourth quarter 2000.

The increase in sales volume in our Mexican territories was attributable to (i) the increase in sales volume of Coca-Cola Light by 12.3% and 9.9% for full-year and fourth quarter of 2001, respectively, (ii) the recently introduced *Senzao*, a new carbonated guarana-flavored brand, which represented 1.8% of the total product mix during 2001, (iii) the volume increase of *Ciel* and *Ciel Mineralizada*, *Coca-Cola* trademark still and sparkling water brands, which grew by 31.0% and 26.1%, respectively, for the full-year 2001 as compared to 2000, (iv) the solid performance of the new 250 ml one-way PET presentation for *Delaware Punch, Lift*, and *Fanta* and the 8-ounce one-way non-returnable glass presentation of *Coca-Cola*, which together accounted for 1.1% of the total packaging mix for the full-year 2001 and for 2.2% of this mix for the fourth quarter of 2001.

During 2001, the Company also recorded a 1.1% real price increase due to a change in product and packaging mix. The improved sales volume combined the real price increase, resulted in a 4.9% increase in total revenues for full-year 2001. During the fourth quarter of 2001, the Company recorded a slight decline in total revenues, as a result of a 2.0% decline in real prices.

### *Gross Profit*

Gross profit improved by 9.3% and 2.5% for full-year and fourth quarter 2001, respectively. As a percentage of net sales, consolidated cost of sales decreased by two percentage points during 2001 as a result of (i) decreases in the price of certain raw materials due to the appreciation of the Mexican peso against the U.S. dollar, and (ii) fixed-cost reductions resulting from the closing of production plants and distribution facilities.

### *Income from Operations*

As a percentage of total sales, selling and administrative expenses decreased for both full-year and fourth quarter 2001 by 1.9 and 1.5 percentage points, respectively, as compared to 2000, reflecting an increase in sales volume, a decrease in distribution costs, and lower bottle and case breakage costs due to a higher non-returnable volume mix.

The combination of improved sales volume, lower cost of sales per unit case and lower selling and administrative expenses, resulted in operating profit increases of 25.4% in 2001 and 12.8% during the fourth quarter of 2001, reaching an operating margin of 25.2% and 26.3% for the full-year 2001 and fourth quarter 2001, respectively.

EBITDA totaled Ps. 4,445 million (U.S.$484.2 million), a 15.5% increase over 2000. Fourth quarter of 2001 EBITDA equaled Ps. 1,166 million (U.S.$127.0 million), an increase of 3.2% versus the comparable period of 2000.

"At the beginning of the year, we converted our Mexican bottling facilities to sugar cane-based production. As a result, the Mexican government's recently imposed excise tax on carbonated soft drinks sweetened with high fructose corn syrup should not significantly affect our profitability," stated Carlos Salazar, Chief Executive Officer of the Company.

## ARGENTINE OPERATING RESULTS

### *Sales Volume*

Notwithstanding the difficult economic environment in Argentina, sales volume in Buenos Aires increased by 6.9% during 2001, despite a volume decline of 2.8% during the fourth quarter of 2001.

The sales volume increase in Buenos Aires was attributable to (i) the volume growth of premium brands such as *Coca-Cola Light, Sprite Light,* and *Schweppes*, particularly *Coca-Cola Light*, which grew by 13.2% during 2001 as compared to the same period in 2000, and (ii) the strong performance of value protection brands such as *Taí* and *Crush*, which accounted for 11.8% of our total product mix in 2001.

Average real price per unit case in Argentine pesos decreased by 9.0% during 2001 and by 6.5% for the fourth quarter of 2001, as a result of the growth of the value protection brands, a shift in product mix toward larger packaging presentations, and the deteriorated economic environment in Argentina. Total revenues decreased by 7.0% for the fourth quarter of 2001 and declined by 0.5% for the full-year 2001. Other revenues totaled A$12.4 million, mainly representing sales from toll bottling to other bottlers of the *Coca-Cola* system in Argentina.

***Gross Profit***

Gross Profit increase by 3.6% and decrease 7.5% for full year and fourth quarter of 2001, respectively. However, as a percentage of net sales, gross profit increased by 1.8 percentage points during 2001 and remained stable for the fourth quarter of 2001, mainly due to fixed-cost reductions resulting from productivity and efficiency initiatives and the closings of the San Justo plant in 2000 and the Roca distribution center in 2001.

***Income from Operations***

As a percentage of total sales, selling expenses increased by 1.6 percentage points during 2001, representing a 5.1% increase in absolute terms resulting from higher marketing costs for the full year 2001.

Administrative expenses, as a percentage of total sales, decreased 0.5 percentage points, representing a decrease of 9.0% in absolute terms for the full-year 2001 and decreased by 0.6 percentage points for the fourth quarter of 2001, representing a reduction of 17.6% in absolute terms, due to savings achieved from headcount optimization across the Company.

Operating income as a percentage of total revenue increased by 0.6 percentage points during 2001 and 0.7 percentage points for the fourth quarter of 2001, due to a lower cost of sales per unit case, and savings achieved from headcount optimization.

Full-year 2001 EBITDA rose by 2.2% to A$55.0 million, and fourth quarter 2001 EBITDA declined by 13.0% to A$15.4 million, both as compared to the same periods in 2000.

"Several cost-cutting measures helped to drive profitability in Argentina, including the closure of the San Justo plant and Roca distribution centers; headcount optimization; the implementation of a seasonal labor program, which tailors employment directly to seasonal demand; lighter packaging presentations, which reduce presentation costs; and tolling manufacturing to other bottlers to improve plant utilization and efficiency.

In the fourth quarter, our Argentine operations began a pre-devaluation program. In addition to our successful multi-segmentation, channel marketing, and price/revenue management strategies, we are undertaking steps to address the country's current economic situation. These initiatives, which capitalize on our experience with Mexico's past inflationary environment, focus on cash management, developing local suppliers for raw materials and spare parts, optimizing our Argentine distribution network, and adapting our systems to handle different exchange rates and possible inflationary conditions", stated Carlos Salazar, Chief Executive Officer of the Company.

## IMPACT OF THE DEVALUATION OF THE ARGENTINE PESO AGAINST THE U.S. DOLLAR

In December 2001, the Argentine Government implemented several economic measures that restricted cash withdrawals from local deposit accounts. Specifically, the government curtailed financial transactions denominated in foreign currencies from December 21, 2001 to January 11, 2002. After this period, the government implemented a dual foreign exchange rate mechanism whereby a controlled exchange rate set at A$1.4 Argentine pesos per U.S. dollar for specific import/export-related transactions coexisted with a free-floating exchange rate determined by demand and supply for local transactions.

Given the economic crisis in Argentina and the uncertainty over the appropriate value of the Argentine peso, the Company recognized a loss generated by the devaluation of the Argentine peso versus the U.S. dollar against its original investment in Argentina.

The income statement was calculated using an exchange rate of one Argentine peso per U.S. dollar for the first eleven months of 2001. For the month of December 2001, the Company used an exchange rate of A$1.7 Argentine pesos per U.S dollar, the exchange rate available in the open market (January 11, 2002). This method resulted in a compounded exchange rate of A$8.891 Argentine pesos per Mexican peso (or A$1.03 per U.S. dollar) for the year.

The Company reflected the impact of the devaluation of the Argentine peso on its balance sheet by restating its foreign currency-denominated fixed assets in Argentina at the controlled exchange rate of A$1.4 Argentine pesos per U.S. dollar and its foreign currency-denominated liabilities and assets in Argentina at the free-floating exchange rate of A$1.7 Argentine pesos per U.S. dollar.

The loss generated by the devaluation of the Argentine peso, which amounted to Ps. 843.6 million (U.S.$91.1 million), was applied against the shareholder's equity of the Company. In order to present comparative figures for previous years and in accordance with accounting guidelines mandating under these circumstances the restatement of the financial results of foreign subsidiaries in past years, the Company used the exchange rates at the close of the fiscal year to restate previous years' balance sheet (A$1.7 per U.S. dollar) and income statement items (A$1.03 per U.S. dollar).

The goodwill generated by the acquisition of our Argentine subsidiary, is considered part of the net investment in Coca-Cola FEMSA de Buenos Aires and is registered in Argentine pesos. For this reason, the impact on the shareholders' equity mentioned above already includes a goodwill reduction of U.S.$60.3 million.

## RECENT DEVELOPMENTS

On November 5, 2001, Coca-Cola FEMSA executed a franchise bottling agreement with FEMSA under which it will became the sole franchisee for the bottling, distribution, and sale of *Sidral Mundet*, *Sidral Mundet Bajo en Calorias*, *Prisco Mundet*, and certain other flavored carbonated beverages (together, the "*Mundet* brands") in the Valley of Mexico and most of our Southeast of Mexico territory.

The Company expects that the addition of *Sidral Mundet*, a 100-year-old brand with a strong local heritage and market presence in Mexico, as well as the inclusion of other *Mundet* brands to the Company's beverage portfolio will expand our volume base and offer us with more flexibility to execute new market strategies. The terms and conditions of the franchise bottling agreement are similar to the current arrangements that Coca-Cola FEMSA has entered into with *The Coca-Cola Company* for the bottling and distribution of similar *Coca-Cola* trademark soft drink beverages.

On November 8, 2001, Coca-Cola FEMSA closed its Los Angeles distribution center, one of its 16 distribution facilities in the Valley of Mexico. The Tlalpan distribution facility will consolidate the operations formerly conducted at Los Angeles. The Company expects to realize permanent cost savings and operating efficiencies from the consolidation of the Los Angeles facility.

On November 9, 2001, Moody's Investor Service raised our investment-grade rating from Baa3 to Baa2, and Standard & Poor's raised it from BBB- to BBB on February 8, 2002. The increase of our investment-grade rating was based on our Company's strong business fundamentals, growing financial strength, as well as our role in the *Coca-Cola* beverage system.

In December 2001, *Coca-Cola* FEMSA acquired the Sabino Plant in the Valley of Mexico, formerly owned by the Mundet family, for U.S.$7.5 million. This plant has 5 bottling lines with a potential production capacity of 40 MUC. The Company effected this acquisition in order to gain important water rights to bottle soft drinks, to launch the production of the *Mundet* brands ahead of schedule, and to prepare its operations to produce new *Coca-Cola* trademark products expected to be launched during 2002.

On January 14, 2002, we began outsourcing our hardware management and maintenance to EDS, one of the leaders in global information technology services. This relationship will refine the focus, flexibility, and efficiency of our operations, yielding significant annual cost savings.

During February 2002, the Company implemented a weighted average nominal price increase of approximately 6.5% in the Valley of Mexico. This price increase should help the Company to enhance its profitability during 2002. It is important to note that the last price increase exercised by the Company in the Valley of Mexico took place during November 2000.

## GROWTH EXPECTATIONS 2002

Management currently expects volumes for its Mexican territories to increase in the range of 3%-5% in 2002, and operating income for its Mexican operations to grow in the range of 12%-14% during the same period. Coca-Cola FEMSA's consolidated capital expenditures budget for 2002 are expected to reach between U.S.$80-$90 million.

In light of the current economic developments in Argentina, the Company is unable to predict the short-term performance of its operations in Buenos Aires. However, the following initiatives are being evaluated to withstand the current situation in Argentina:

- Maintain the profitability of our products (i.e. the Company implemented a weighted average price increase of approximately 22% during January – February, 2002).
- Strengthen our brand portfolio by protecting our core brands focusing on affordability (i.e. evaluating the introduction of returnable packaging presentations).
- Reinforce strategy against price brands (i.e. negotiate larger share of visible space with retailers against price brands).
- Develop new dialogue and relationship with clients (i.e. update commercial terms with clients).
- Explore further cost-cutting initiatives (i.e. develop domestic raw materials and spare parts suppliers).
- Implement a prudent financial strategy (i.e. cash flow management and reduce exposure to U.S. dollar liabilities).

[1] *Coca-Cola FEMSA calculated EBITDA based on income from operations plus depreciation, amortization, and non-cash items (including bottle breakage expenses). The U.S. Securities Exchange Commission does not endorse the use of EBITDA; however, the management believes that reporting EBITDA is an industry standard and is a useful measure*

[2] *The unit case is a unit measurement equal to 24 eight-ounce servings.*

[3] *The term "integral cost of financing" refers to the combined financial effects of (i) net interest expense or interest income, (ii) net foreign exchange gains or losses, and (iii) inflation of the monetary position of the Company.*

❖ ❖ ❖

Coca-Cola FEMSA, S.A. de C.V. produces *Coca-Cola, Sprite, Fanta, Lift* and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast Territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has nine bottling facilities in Mexico (including the recently acquired Sabino Plant) and one in Buenos Aires and serves more than 255,000 retailers in Mexico and 72,000 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 4% of Coca-Cola global sales, 26% of all Coca-Cola sales in Mexico and approximately 36% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at December 31, 2001. For comparison purposes, 2000 and 2001 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the December 31, 2001 exchange rate of Ps. 8.89 per A$1.00. In addition, all comparisons in this report for the fourth quarter of 2001, which ended on December 31, 2001, in this report are made against the figures for the comparable period, fourth quarter 2000, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates of Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.

References herein to "US$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(4 pages of tables to follow)

**Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries**
**INCOME STATEMENT**
***For the three months ended December 31, 2001 and 2000***
**Expressed in currency with purchasing power as of December 31, 2001**

| | Consolidated | | | Mexican Operations | | | Buenos Aires Operation | | |
|---|---|---|---|---|---|---|---|---|---|
| | (Millions of Mexican Pesos) [1] | | | | | | (Millions of Argentine Pesos) [1] | | |
| | 2001 | 2000 | % VAR | 2001 | 2000 | % VAR | 2001 | 2000 | % VAR |
| Sales volume (millions of unit cases) | 157.2 | 156.2 | 0.6 | 122.4 | 120.4 | 1.7 | 34.8 | 35.8 | (2.8) |
| Average unit price per case | 28.41 | 29.19 | (2.7) | 29.94 | 30.55 | (2.0) | 2.59 | 2.77 | (6.5) |
| Net revenues | 4,466.3 | 4,559.6 | (2.0) | 3,664.9 | 3,677.9 | (0.4) | 90.1 | 99.2 | (9.2) |
| Other operating revenues | 45.6 | 28.8 | 58.3 | 15.1 | 16.0 | (5.6) | 3.5 | 1.4 | 150.0 |
| Total revenues | 4,511.9 | 4,588.4 | (1.7) | 3,680.0 | 3,693.9 | (0.4) | 93.6 | 100.6 | (7.0) |
| Cost of sales | 2,097.9 | 2,198.0 | (4.6) | 1,603.5 | 1,668.6 | (3.9) | 55.6 | 59.5 | (6.6) |
| Gross profit | 2,414.0 | 2,390.4 | 1.0 | 2,076.5 | 2,025.3 | 2.5 | 38.0 | 41.1 | (7.5) |
| Administrative expenses | 335.7 | 368.7 | (9.0) | 298.4 | 323.2 | (7.7) | 4.2 | 5.1 | (17.6) |
| Selling expenses | 1,022.9 | 1,075.6 | (4.9) | 809.3 | 842.7 | (4.0) | 24.1 | 26.3 | (8.4) |
| Operating expenses | 1,358.6 | 1,444.3 | (5.9) | 1,107.7 | 1,165.9 | (5.0) | 28.3 | 31.4 | (9.9) |
| Goodwill amortization | 26.8 | 29.4 | (8.8) | 1.9 | 2.0 | (5.0) | 0.8 | 0.8 | - |
| Operating income | 1,028.6 | 916.7 | 12.2 | 966.9 | 857.4 | 12.8 | 8.9 | 8.9 | (0.0) |
| Interest expense | 75.0 | 92.5 | (18.9) | | | | | | |
| Interest income | 64.1 | 49.7 | 29.0 | | | | | | |
| Interest expense, net | 11.0 | 42.8 | (74.3) | | | | | | |
| Foreign exchange loss (gain) | (114.2) | 129.0 | (188.5) | | | | | | |
| Loss (gain) on monetary position | 36.8 | 12.3 | 199.2 | | | | | | |
| Integral cost of financing | (66.4) | 184.1 | (136.1) | | | | | | |
| Other (income) expenses, net | 61.1 | 77.6 | (21.3) | | | | | | |
| Income before taxes | 1,033.9 | 655.0 | 57.8 | | | | | | |
| Taxes | 278.8 | 191.1 | 45.9 | | | | | | |
| Consolidated net income | 755.1 | 463.9 | 62.8 | | | | | | |
| Majority net income | 755.1 | 463.9 | 62.8 | | | | | | |
| EBITDA [2] | 1,302.7 | 1,287.3 | 1.2 | 1,166.1 | 1,129.7 | 3.2 | 15.4 | 17.7 | (13.0) |

(1) Except volume and average price per unit case figures.
(2) Income from operations + depreciation, amortization and other non-cash items (including *returnable* bottle breakage expenses).

| | | |
|---|---|---|
| Mexican Inflation September 2001 - December 2001 | 0.97% | |
| Argentine Inflation September 2001 -December 2001 | -0.80% | |
| Mexican Peso / U.S.Dollar at December 31, 2001 | 9.180 | |
| Mexican Peso / Argentine Peso at December 31, 2001 | 8.891 | COMPOUNDED AVERAGE |

**Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries**
**INCOME STATEMENT**
**For the twelve months ended December 31, 2001 and 2000**
**Expressed in currency with purchasing power as of December 31, 2001**

| | Consolidated | | | Mexican Operations | | | Buenos Aires Operation | | |
|---|---|---|---|---|---|---|---|---|---|
| | (Millions of Mexican Pesos) (1) | | | | | | (Millions of Argentine Pesos) (1) | | |
| | 2001 | 2000 | % VAR | 2001 | 2000 | % VAR | 2001 | 2000 | % VAR |
| Sales Volume(millions of unit cases) | 607.8 | 582.6 | 4.3 | 477.9 | 461.1 | 3.6 | 129.9 | 121.5 | 6.9 |
| Average unit price per case | 28.52 | 28.79 | (0.9) | 29.93 | 29.60 | 1.1 | 2.63 | 2.89 | (9.0) |
| Net revenues | 17,334.1 | 16,774.8 | 3.3 | 14,302.6 | 13,649.9 | 4.8 | 341.0 | 351.5 | (3.0) |
| Other operating revenues | 169.8 | 81.6 | 108.1 | 59.4 | 47.4 | 25.3 | 12.4 | 3.8 | 226.3 |
| Total revenues | 17,503.9 | 16,856.4 | 3.8 | 14,362.0 | 13,697.3 | 4.9 | 353.4 | 355.3 | (0.5) |
| Cost of sales | 8,255.6 | 8,324.1 | (0.8) | 6,503.4 | 6,506.3 | (0.0) | 197.1 | 204.4 | (3.6) |
| Gross profit | 9,248.3 | 8,532.3 | 8.4 | 7,858.6 | 7,191.0 | 9.3 | 156.3 | 150.9 | 3.6 |
| Administrative expenses | 1,303.9 | 1,329.0 | (1.9) | 1,142.5 | 1,151.0 | (0.7) | 18.2 | 20.0 | (9.0) |
| Selling expenses | 4,037.0 | 4,048.7 | (0.3) | 3,086.3 | 3,144.2 | (1.8) | 106.9 | 101.7 | 5.1 |
| Operating expenses | 5,340.9 | 5,377.7 | (0.7) | 4,228.8 | 4,295.2 | (1.5) | 125.1 | 121.7 | 2.8 |
| Goodwill amortization | 111.2 | 118.2 | (5.9) | 7.4 | 7.4 | - | 3.3 | 3.4 | (2.9) |
| Operating income | 3,796.2 | 3,036.4 | 25.0 | 3,622.4 | 2,888.4 | 25.4 | 27.9 | 25.8 | 8.1 |
| Interest expense | 315.0 | 350.0 | (10.0) | | | | | | |
| Interest income | 272.9 | 132.5 | 106.0 | | | | | | |
| Interest expense, net | 42.1 | 217.5 | (80.6) | | | | | | |
| Foreign exchange loss (gain) | (69.0) | 357.8 | (119.3) | | | | | | |
| Loss (gain) on monetary position | 76.6 | (6.4) | (1,296.9) | | | | | | |
| Integral cost of financing | 49.7 | 568.9 | (91.3) | | | | | | |
| Other (income) expenses, net | 59.0 | 134.4 | (56.1) | | | | | | |
| Income before taxes | 3,687.5 | 2,333.1 | 58.1 | | | | | | |
| Taxes | 1,416.1 | 1,003.8 | 41.1 | | | | | | |
| Effect of changes in accounting principles [2] | (27.4) | - | NA | | | | | | |
| Consolidated net income | 2,243.9 | 1,329.3 | 68.8 | | | | | | |
| Majority net income | 2,243.9 | 1,329.3 | 68.8 | | | | | | |
| EBITDA [3] | 4,933.8 | 4,327.6 | 14.0 | 4,444.9 | 3,849.0 | 15.5 | 55.0 | 53.8 | 2.2 |

(1) Except volume and average price per unit case figures.
(2) Issuance of bulletin C-2 "Financial Instruments" included in first quarter 2001. For additional information refer to first quarter 2001 Press Release .
(3) Income from operations + depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

| | | |
|---|---|---|
| Mexican Inflation December 2000 - December 2001 | 4.40% | |
| Argentine Inflation December 2000 - December 2001 | -1.44% | |
| Mexican Peso / U.S.Dollar at December 31 2001 | 9.180 | |
| Mexican Peso / Argentine peso at December 31, 2001 | 8.891 | COMPOUNDED AVERAGE |

**Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries**
**Consolidated Balance Sheet**
**As of December 31, 2001 and December 31, 2000**
**Millions of Mexican pesos (Ps.)**
**Expressed in currency with purchasing power as of December 31, 2001**

| ASSETS | | 2001 | | 2000 |
|---|---|---|---|---|
| **Current Assets** | | | | |
| Cash and cash equivalents | Ps. | 4,293 | Ps. | 1,759 |
| Accounts receivable: | | | | |
| Trade | | 577 | | 566 |
| Notes | | 31 | | 35 |
| Prepaid taxes | | 2 | | 3 |
| Other | | 314 | | 152 |
| | | 924 | | 756 |
| Inventories | | 566 | | 446 |
| Prepaid expenses | | 32 | | 47 |
| Total current assets | | 5,815 | | 3,008 |
| **Property, plant and equipment** | | | | |
| Land | | 738 | | 735 |
| Buildings, machinery and equipment | | 7,862 | | 7,842 |
| Accumulated depreciation | | -2,639 | | -2,434 |
| Construction in progress | | 293 | | 281 |
| Bottles and cases | | 205 | | 312 |
| Total property, plant and equipment | | 6,459 | | 6,736 |
| **Investment in shares** | | 139 | | 153 |
| **Deferred charges, net** | | 520 | | 440 |
| **Goodwill, net** | | 898 | | 960 |
| **TOTAL ASSETS** | Ps. | 13,831 | Ps. | 11,297 |

| LIABILITIES & STOCKHOLDERS' EQUITY | | 2001 | | 2000 |
|---|---|---|---|---|
| **Current Liabilities** | | | | |
| Short-term bank loans, notes and interest payable | | 77 | Ps. | 86 |
| Suppliers | | 1,489 | | 1,233 |
| Accounts payable and others | | 437 | | 474 |
| Taxes payable | | 386 | | 237 |
| Total Current Liabilities | | 2,389 | | 2,030 |
| Long-term bank loans | | 2,790 | | 3,062 |
| Pension plan and seniority premium | | 168 | | 155 |
| Other liabilities | | 1,010 | | 888 |
| Total Liabilities | | 6,357 | | 6,135 |
| **Stockholders' Equity** | | | | |
| Minority interest | | 0 | | 0 |
| Majority interest: | | | | |
| Capital stock | | 2,242 | | 2,242 |
| Additional paid in capital | | 1,577 | | 1,577 |
| Retained earnings of prior years | | 4,521 | | 3,493 |
| Net income for the period | | 2,244 | | 1,329 |
| Cumulative results of holding non-monetary assets | | -3,110 | | -3,479 |
| Total majority interest | | 7,474 | | 5,162 |
| Total stockholders' equity | | 7,474 | | 5,162 |
| **TOTAL LIABILITIES & EQUITY** | Ps. | 13,831 | Ps. | 11,297 |

| | |
|---|---|
| Mexican Inflation December 2000 - December 2001 | 4.40% |
| Argentine Inflation December 2000 - December 2001 | -1.44% |
| Mexican Peso / U.S.Dollar at December 31, 2001 | 9.180 |
| Mexican Peso / Argentine Peso 31, 2001 | 5.400 |

## Selected Information

### For the twelve months ended December 31, 2000

**Expressed in Pesos as of December 31, 2001**

| | 2001 |
|---|---|
| **Depreciation** [1] | 762.8 |
| **Amortization and others** | 374.8 |
| **Capital Expenditures** [2] | 789.0 |

(1) (Includes goodwill amortization)

(2) (Includes Bottles and Cases and Deferred Charges)

**Sales Volume Information**
***Expressed in millions of unit cases***

| | 2001 | 2000 |
|---|---|---|
| Mexico | 477.9 | 461.1 |
| Valley of Mexico | 356.3 | 343.5 |
| Southeast | 121.6 | 117.6 |
| Buenos Aires | 129.9 | 121.5 |
| Total | 607.8 | 582.6 |

**Product Mix by Brand**
**(Colas / Flavors / Water)**
**Expressed as a percentage of total volume**

| | 2001 | 2000 |
|---|---|---|
| Mexico | 75/21/4 | 76/21/3 |
| Valley of Mexico | 76/21/3 | 77/20/3 |
| Southeast | 72/22/6 | 74/20/6 |
| Buenos Aires | 70/29/1 | 76/22/1 |
| Total | 74/23/3 | 76/21/3 |

**Product Mix by Presentation**
**(Returnable / Non Returnable)**
**Expressed as a percentage of total volume**

| | 2001 | 2000 |
|---|---|---|
| Mexico | 41/59 | 44/56 |
| Valley of Mexico | 39/61 | 42/58 |
| Southeast | 45/55 | 50/50 |
| Buenos Aires | 6/94 | 10/90 |
| Total | 33/67 | 37/63 |

## Selected Information

### For the three months ended December 31, 2001

**Expressed in Pesos as of December 31, 2001**

| | 2001 |
|---|---|
| **Depreciation** [1] | 192.6 |
| **Amortization and others** | 81.6 |
| **Capital Expenditures** [2] | 611.9 |

(1) (Includes goodwill amortization)

(2) (Includes Bottles and Cases and Deferred Charges)

**Sales Volume Information**
**Expressed in millions of unit cases**

| | 2001 | 2000 |
|---|---|---|
| Mexico | 122.4 | 120.4 |
| Valley of Mexico | 92.0 | 89.9 |
| Southeast | 30.4 | 30.5 |
| Buenos Aires | 34.8 | 35.8 |
| Total | 157.2 | 156.2 |

**Product Mix by Brand**
**(Colas / Flavors / Water)**
**Expressed as a percentage of total volume**

| | 2001 | 2000 |
|---|---|---|
| Mexico | 76/20/4 | 77/19/4 |
| Valley of Mexico | 76/21/3 | 78/20/2 |
| Southeast | 73/22/5 | 74/20/6 |
| Buenos Aires | 69/30/1 | 79/20/1 |
| Total | 74/23/3 | 76/21/3 |

**Product Mix by Presentation**
**(Returnable / Non Returnable)**
**Expressed as a percentage of total volume**

| | 2001 | 2000 |
|---|---|---|
| Mexico | 38/62 | 44/56 |
| Valley of Mexico | 37/63 | 42/58 |
| Southeast | 42/58 | 48/52 |
| Buenos Aires | 4/96 | 9/91 |
| Total | 31/69 | 36/64 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2002

Fomento Económico Mexicano, S.A. de C.V.



By: ______________________________

Name: Gerado Estrada

Title: Chief Financial Officer